Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
BASIC ENERGY SERVICES, INC.,
JS ACQUISITION LLC
AND
JETSTAR CONSOLIDATED HOLDINGS, INC.
DATED AS OF JANUARY 8, 2007

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Annex I	—	Index of Defined Terms

Exhibit A	—	FORM OF ESCROW AGREEMENT

Exhibit B	—	FORM OF REGISTRATION RIGHTS AGREEMENT

Exhibit C	—	FORM OF NON-COMPETITION AGREEMENT

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AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 8, 2007, is among BASIC ENERGY SERVICES, INC., a Delaware corporation (“Basic”), JS ACQUISITION LLC, a Delaware limited liability company and an indirect and wholly-owned subsidiary of Basic (“Merger Sub”), and JETSTAR CONSOLIDATED HOLDINGS, INC., a Delaware corporation (“JetStar”). An index of defined terms used in this Agreement can be found on Annex I. Additionally, certain defined terms used in this Agreement can be found in Section 2.1 (with respect to the consideration to be paid in connection with the Merger (as defined below) and in Section 2.5(d) (with respect to the calculation of Net Working Capital and Net Debt (as such terms are defined below)).
RECITALS
     WHEREAS, the respective Boards of Directors of each of Basic and JetStar and the managing member of Merger Sub have determined that the merger of JetStar with and into Merger Sub (the “Merger”), in the manner contemplated herein, is advisable and in the best interests of their respective entities and security holders, and, by resolutions duly adopted, have approved this Agreement and the transactions contemplated hereby, including the Merger upon the terms and subject to the conditions set forth in this Agreement;
     WHEREAS, for federal income tax purposes, it is intended by the parties hereto that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder (the “Treasury Regulations”), and that this Agreement constitute a plan of reorganization within the meaning of Section 368 of the Code and such Treasury Regulations;
     WHEREAS, in connection with the Merger and as an inducement to Basic to enter into this Agreement, certain of JetStar’s principal stockholders have granted irrevocable proxies to Clark R. Crosnoe agreeing to vote the shares of capital stock of JetStar held or to be held by such stockholders in favor of the Merger and the approval of this Agreement and against any other transaction, and the holder of the JetStar Warrants (as defined in Section 3.3) has agreed to exercise such warrants prior to the Closing (as defined in Section 1.2(a));
     WHEREAS, JetStar, Basic and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated hereby.
     NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:
ARTICLE 1
THE MERGER
     SECTION 1.1 THE MERGER; EFFECTS OF THE MERGER. At the Effective Time (as defined in Section 1.3) and upon the terms and conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) JetStar shall be merged with and into Merger Sub. Following the Merger, Merger Sub (sometimes hereinafter referred to as the “Surviving Entity”) shall be the surviving entity in the Merger and the separate corporate existence of JetStar shall cease. From and after the Effective Time, the Surviving Entity shall possess all the property, rights, privileges, immunities, powers and franchises, and be subject to all of the debts, liabilities, obligations, restrictions, disabilities and duties of, Merger Sub and JetStar, all as provided under the DGCL.
     SECTION 1.2 THE CLOSING; DELIVERIES.
     (a) Closing Date. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place (i) at the offices of Andrews Kurth LLP, 600 Travis, Suite 4200, Houston, Texas 77002, at 9:00 a.m., local time, on the later of February 20, 2007 or the second Business Day immediately following the day on which the last to be fulfilled or waived of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to fulfillment or waiver of those conditions) shall be fulfilled or waived in accordance herewith or (ii) at such other time, date or place as Basic and JetStar may agree in writing. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”
     (b) Deliveries at the Closing.
          (i) At the Closing, JetStar will deliver or cause to be delivered to Basic:
(A) the signature pages to the Registration Rights Agreement (as defined below), received prior to the Closing Date by JetStar from the former holders of JetStar Shares;
(B) the Escrow Agreement among Basic, the JetStar Stockholders’ Representative and the escrow agent named therein (the “Escrow Agent”) substantially in the form attached hereto as Exhibit A (the “Escrow Agreement”), duly executed by the JetStar Stockholders’ Representative;
(C) executed copies of the consents and approvals referred to in Schedule 3.6(c) of the JetStar Disclosure Letter, other than consents noted therein that will not be obtained;
(D) a pay-off letter with respect to all indebtedness and other obligations owed by JetStar and its Subsidiaries under (1) the Amended and Restated Credit Agreement dated as of February 16, 2006, by and among JetStar and its Subsidiaries, ORIX Finance Corp. (“ORIX”) as Agent and Lender, and the other lenders, and (2) the Subordinated Secured Promissory Note, dated as of May 12, 2005, as amended by the First Amendment dated as of February 17, 2006, by and between JetStar Holdings, Inc. and JetStar Investment LLC, as set forth on Schedule 3.18(b) of the JetStar Disclosure Letter; and
(E) the certificate referred to in Section 6.3(a).

          (ii) At the Closing, Basic or Merger Sub will deliver or cause to be delivered to the JetStar Stockholders’ Representative (or to such other party as is set forth below):
(A) the Registration Rights Agreement, duly executed by Basic;
(B) the Escrow Agreement, duly executed by Basic; and
(C) the certificate referred to in Section 6.2(a).
     SECTION 1.3 EFFECTIVE TIME. If all the conditions to the Merger set forth in Article 6 shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article 7, on the Closing Date Merger Sub and JetStar shall file a properly executed certificate of merger (the “Certificate of Merger”) meeting the requirements of Section 251 of the DGCL with the Secretary of State of the State of Delaware. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time as JetStar and Basic shall have agreed upon and designated in such filing as the effective time of the Merger (the “Effective Time”).
     SECTION 1.4 SURVIVING ENTITY. The Merger shall not result in any amendment to the certificate of formation or limited liability company agreement of Merger Sub, and, at the Effective Time, the certificate of formation and limited liability company agreement of Merger Sub shall continue to be the certificate of formation and limited liability company agreement of the Surviving Entity. The managers of Merger Sub immediately prior to the Effective Time shall be the managers of the Surviving Entity, each to hold office in accordance with the certificate of formation and limited liability company agreement of the Surviving Entity, and the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Entity, in each case to hold office until their respective successors are duly elected or appointed and qualified.
ARTICLE 2
TREATMENT OF JETSTAR SHARES, WARRANTS AND OPTIONS; ESCROW PROVISIONS
     SECTION 2.1 CERTAIN DEFINED TERMS. For purposes of this Agreement, the following terms shall have the meanings set forth in this Section 2.1:
     (a) “Base Price” means $87,000,000.
     (b) “Aggregate Option Exercise Price” means the total exercise price for all of the Cashed-Out Options.
     (c) “Cashed-Out Options” means the outstanding JetStar Options (vested and unvested) not exercised prior to the Effective Time.
     (d) “Estimated Total Merger Consideration” means the Base Price, plus or minus (as the case may be) the Estimated Closing Adjustment.

     (e) “Preliminary Total Stock Portion” means 50% of the Estimated Total Merger Consideration.
     (f) “Preliminary Total Cash Portion” means 50% of the Estimated Total Merger Consideration.
     (g) “Fully-Diluted JetStar Shares” means the number of JetStar Common Shares outstanding as of the Effective Time, determined by (i) treating all JetStar Preferred Shares outstanding, as of the Effective Time on an as-converted basis into JetStar Common Shares, (ii) treating all Cashed-Out Options on an as-exercised basis into JetStar Common Shares and (iii) excluding all Excluded JetStar Shares.
     (h) “Partially-Diluted JetStar Shares” means the Fully-Diluted JetStar Shares excluding all JetStar Common Shares relating to the Cashed-Out Options.
     (i) “Reallocated Total Cash Portion” means the Preliminary Total Cash Portion decreased by an amount equal to the amount substituted for all Cashed-Out Options under Section 5.12.
     (j) “Basic Common Shares” shall mean the shares of common stock, par value $0.01 per share, of Basic.
     (k) “Basic Share Price” shall mean the volume-weighted average of the daily closing sales prices per share of the Basic Common Stock on the New York Stock Exchange for each trading day from and including November 30, 2006 through and including the fourth Business Day prior to the Effective Date; provided that in no event shall the Basic Share Price be less than $23.00 per share or greater than $27.00 per share.
     SECTION 2.2 CONVERSION OF SHARES AND LIMITED LIABILITY COMPANY INTERESTS; TREATMENT OF OPTIONS AND WARRANTS.
     (a) At the Effective Time, each share of JetStar common stock, par value $0.0001 per share (each a “JetStar Common Share” and collectively the “JetStar Common Shares”), and each share of JetStar Series A Convertible Preferred Stock, par value $0.0001 per share (each, a “JetStar Preferred Share”, collectively, the “JetStar Preferred Shares” and, together with the JetStar Common Shares, the “JetStar Shares”), issued and outstanding immediately prior to the Effective Time shall, except as provided in Section 2.6 (with respect to Dissenting JetStar Shares), by virtue of the Merger and without any action on the part of Basic, Merger Sub, JetStar or any holder thereof, be converted into (i) the right to receive the cash and Basic Common Shares specified in Section 2.2(c)(i) and Section 2.2(c)(ii) and (ii) certain other rights and benefits provided to former holders of JetStar Shares under this Agreement (including under Article 8).
     (b) JetStar Options; Cashed-Out Options. Prior to or concurrently with the Closing, as provided in this Section and in Section 5.12, all warrants, options and other rights to acquire JetStar Shares, other than conversion rights under outstanding JetStar Preferred Shares, shall either be exercised or cancelled, or, in the case of unexercised options under the JetStar Option Plan, other property shall be substituted for the JetStar Common Shares issuable upon the exercise thereof as set forth in the following sentence. Prior to the Closing, JetStar will take appropriate action to elect to substitute the right to receive cash payment provided under Section 5.12 instead of the right to purchase JetStar Common Shares with respect to all Cashed-Out Options. Each Cashed-Out Option will be cashed out rather than exercised, and the holder thereof (a “Remaining Option Holder”) will be entitled to receive the cash payment provided under Section 5.12 as to that number of shares potentially acquirable under the Cashed-Out Option and less any applicable tax withholdings. Additionally, JetStar will take appropriate action to terminate the JetStar Option Plan as of the Effective Time. In addition, certain holders of JetStar Options have agreed, prior to or contemporaneously with the execution of this Agreement, to exercise their JetStar Options prior to the Effective Time. Each such holder (an “Exercising Holder”) may pay the exercise price for his JetStar Options by delivering a promissory note to JetStar, in a principal amount equal to the aggregate exercise price for the JetStar Options being exercise (such amount, an “Option Loan”), which amount shall be due and payable no later than the Effective Time and which promissory note shall otherwise be in a form reasonably satisfactory to Basic. As a result, as of the Effective Time no JetStar Options will be outstanding and no such JetStar Options will be assumed by Basic.
     (c) Conversion of JetStar Common and Preferred Shares.
          (i) JetStar Common Shares. Each JetStar Common Share issued and outstanding immediately prior to the Effective Time, other than any Excluded JetStar Common Shares (as defined in Section 2.2(e)(i)) or any Dissenting JetStar Shares (as defined in Section 2.6) shall be converted at the Effective Time into the right to receive (in addition to the other rights under this Agreement (including under Article 8)):
(A) at the Effective Time (x) as consideration (together with any Basic Common Shares specified in Section 2.2(c)(i)(B)) for one-half of each such JetStar Common Share, a number of Basic Common Shares equal to (1) the Preliminary Total Stock Portion divided by the Basic Share Price, divided by (2) the Partially-Diluted JetStar Shares, and (y) as consideration (together with any cash specified in Section 2.2(c)(i)(B)) for the other one-half of each such JetStar Common Share, cash in an amount equal to (1) the Reallocated Total Cash Portion minus the Escrow Deposit, divided by (2) the Partially-Diluted JetStar Shares (which cash amount, in the case of an Exercising Optionholder, may be offset and used to repay any amounts outstanding and unpaid under the Exercising Optionholder’s Option Loan); and
(B) after the Effective Time, any amounts (x) distributable to a former holder of JetStar Common Shares as provided in Section 2.4(b)(i), Section 2.4(b)(ii), Section 2.4(b)(iii) and the Escrow Agreement and (y) payable to a former holder of JetStar Common Shares by Basic after the Effective Time as provided in Section 2.5(c)(iii).
          (ii) JetStar Preferred Shares. Each JetStar Preferred Share issued and outstanding as of the Effective Time, other than any Excluded JetStar Preferred Shares (as defined in Section 2.2(e)(ii)) or any Dissenting JetStar Shares, shall be converted at the Effective

Time into the right to receive (in addition to the other rights under this Agreement (including under Article 8)):
(A) at the Effective Time, (x) as consideration (together with any Basic Common Shares specified in Section 2.2(c)(ii)(B)) for one-half of each such JetStar Preferred Share, a number of Basic Common Shares equal to (1) the Preliminary Total Stock Portion divided by the Basic Share Price divided by (2) the Partially-Diluted JetStar Shares, multiplied by (3) the number of JetStar Common Shares into which such JetStar Preferred Share could have been converted as of the Effective Time, and (y) as consideration (together with any cash specified in Section 2.2(c)(ii)(B)) for the other one-half of each such JetStar Preferred Share, cash in an amount equal to (1) the Reallocated Total Cash Portion minus the Escrow Deposit, divided by (2) the Partially-Diluted JetStar Shares, multiplied by (3) the number of JetStar Common Shares into which such JetStar Preferred Share could have been converted as of the Effective Time; and
(B) after the Effective Time, any amounts (x) distributable to a former holder of JetStar Preferred Shares as provided in Section 2.4(b)(i), Section 2.4(b)(ii), Section 2.4(b)(iii) and the Escrow Agreement and (y) payable to a former holder of JetStar Preferred Shares by Basic after the Effective Time as provided in Section 2.5(c)(iii).
     (d) Rights of Holders. Upon the Effective Time, the holders of certificates that represented JetStar Shares (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such Certificate, in accordance with the terms of this Agreement, the cash and Basic Common Shares to which such holder is entitled pursuant to Section 2.2(c) and the other rights under this Agreement (including under Article 8). Until surrendered as contemplated by Section 2.3(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive such cash and Basic Common Shares and to have such other rights upon such surrender and such holder shall not be entitled to vote or to any other rights of a stockholder of Basic until after such surrender.
     (e) Cancellation of Excluded JetStar Shares.
          (i) Each JetStar Common Share that is owned by JetStar or any Subsidiary of JetStar (the “Excluded JetStar Common Shares”) issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, no longer be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.
          (ii) Each JetStar Preferred Share that is owned by JetStar or any Subsidiary of JetStar (the “Excluded JetStar Preferred Shares” and, together with the Excluded JetStar Common Shares, the “Excluded JetStar Shares”) issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, no longer be outstanding, shall be canceled and retired without payment of any consideration therefore and shall cease to exist.

     (f) Merger Sub. At the Effective Time, the limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be the issued and outstanding limited liability company interests of the Surviving Entity.
     SECTION 2.3 EXCHANGE AGENT; EXCHANGE OF CERTIFICATES; PAYMENTS TO REMAINING OPTION HOLDERS.
     (a) Exchange Agent. At or prior to the Closing, Basic shall deposit, in trust for the benefit of the former holders of JetStar Shares, the cash and Basic Common Shares required to make the payments required to be made under Section 2.2(c)(i)(A) and Section 2.2(c)(ii)(A) with American Stock Transfer and Trust Company (or another bank or trust company that is organized and doing business under the laws of the United States or any state thereof that shall be appointed to act as exchange agent hereunder and approved in advance by JetStar in writing) (the “Exchange Agent”) pursuant to an agreement in form and substance reasonably satisfactory to Basic and JetStar. Such cash and Basic Common Shares will not be used by the Exchange Agent for any other purpose. For purposes of determining the amount of cash and the number of Basic Common Shares to be deposited with the Exchange Agent, Basic shall assume that the only Dissenting JetStar Shares will be those held by holders of JetStar Shares who have perfected appraisal rights prior to the time the deposit is made.
     (b) Exchange Procedures.
          (i) Promptly after the Effective Time, but in no event later than five Business Days thereafter, Basic shall cause the Exchange Agent to mail to each record holder of JetStar Shares as of the Effective Time (other than holders of Excluded JetStar Shares or Dissenting JetStar Shares) (i) a letter of transmittal specifying that delivery of the Certificates shall be effected, and that risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, such letter of transmittal to be in such form and to have such other provisions as Basic and JetStar reasonably agree (including representations from the former holders of the JetStar Shares acknowledging the restrictions applicable to the Basic Common Shares issuable in connection with the Merger), and (ii) instructions for exchanging the Certificates and receiving the cash and Basic Common Shares which such holder shall be entitled to receive pursuant to Section 2.2(c)(i)(A) or Section 2.2(c)(ii)(A), as applicable and (iii) a signature page for the Registration Rights Agreement. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of Basic Common Shares that such holder is entitled to receive pursuant to Section 2.2(c)(i)(A) or Section 2.2(c)(ii)(A), as applicable and (y) a check in the aggregate amount of cash that such holder is entitled to receive pursuant to Section 2.2(c)(i)(A) or Section 2.2(c)(ii)(A), as applicable. Basic and the Company shall also use their commercially reasonable efforts to establish procedures with the Exchange Agent so that any holder of JetStar Shares who delivers such materials, duly executed, on or prior to the Closing Date, may receive payment no later than the Business Day immediately succeeding the day on which the Effective Time occurs. The Certificate so surrendered shall forthwith be canceled.

          (ii) In the event of a transfer of ownership of JetStar Shares (other than Excluded JetStar Shares or Dissenting JetStar Shares) that occurred prior to the Effective Time, but that is not registered in the transfer records of JetStar, the cash and Basic Common Shares that the transferee would have been entitled to receive under Section 2.2(c)(i)(A) or Section 2.2(c)(ii)(A), as applicable, if such transferee had been the record holder of such JetStar Shares as of the Effective Time, may be issued and/or paid to such a transferee if the Certificate formerly representing such JetStar Shares is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid.
          (iii) If any certificate for Basic Common Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other Taxes required by reason of the issuance of certificates for Basic Common Shares in a name other than that of the registered holder of the surrendered Certificate, or shall establish to the reasonable satisfaction of Basic and the Exchange Agent that such Tax has been paid or is not applicable.
     (c) Distributions with Respect to Unexchanged Shares. Whenever a dividend or other distribution is declared by Basic in respect of Basic Common Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Basic Common Shares payable to the former holders of JetStar Shares (other than Dissenting JetStar Shares) pursuant to this Agreement. No dividends or other distributions so declared in respect of such Basic Common Shares shall be paid to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with Section 2.3(b). Subject to the effect of applicable laws, following surrender of any such Certificate, Basic shall issue or pay to the holder of the certificates representing whole Basic Common Shares issued in exchange for such Certificate (i) at the time of such surrender, the dividends or other distributions with a record date that is at or after the Effective Time and a payment date on or prior to the date of surrender of such Certificate and not previously paid to such holder and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Basic Common Shares with a record date at or after the Effective Time but with a payment date subsequent to surrender. For purposes of dividends or other distributions in respect of Basic Common Shares, all Basic Common Shares issued pursuant to the Merger shall be deemed to have been issued and outstanding as of the Effective Time.
     (d) Transfers after the Effective Time. After the Effective Time, there shall be no transfers on the stock transfer books of JetStar of JetStar Shares that were outstanding immediately prior to the Effective Time.
     (e) Fractional Shares. Notwithstanding any other provision of this Agreement, no certificates or scrip for fractional Basic Common Shares shall be issued in the Merger and no Basic Common Shares dividend, stock split, subdivision or interest shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Basic. In lieu of any such fractional share (after aggregating all fractional Basic Common Shares to be received by such holder), each holder of JetStar Shares (other than Dissenting JetStar Shares) who would otherwise have been entitled to receive a fraction of a Basic Common Share upon surrender of a Certificate for exchange shall be entitled to receive a cash payment from Basic equal to such fraction multiplied by the Basic Share Price. No interest shall be payable with respect to any amounts to be paid under this Section 2.3(e).
     (f) Termination of Exchange Period; Unclaimed Property. At any time following the first anniversary of the Effective Time, Basic shall be entitled to require the Exchange Agent to deliver to it any remaining portion of the cash and Basic Common Shares deposited with the Exchange Agent, and holders of Certificates shall be entitled to look only to Basic (subject to abandoned property, escheat or other similar laws) with respect to the cash or Basic Common Shares payable pursuant to Section 2.2(c)(i) or Section 2.2(c)(ii) upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, none of Basic, the Surviving Entity, the Exchange Agent or any other person shall be liable to any holder of a Certificate with regard to Basic Common Shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
     (g) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and if Basic believes that the Person providing the indemnity is sufficiently creditworthy, the making of a reasonable undertaking to indemnify Basic or JetStar, or, if Basic does not so believe, the posting by such Person of a bond in the form customarily required by Basic to indemnify against any claim that may be made against it with respect to such Certificate, the Exchange Agent will distribute such cash, Basic Common Shares, dividends and other distributions in respect thereof issuable or payable in exchange for such lost, stolen or destroyed Certificate pursuant to Section 2.2(c)(i), Section 2.2(c)(ii), Section 2.3(c) or Section 2.3(e), as applicable, in each case without interest.
     (h) Payments to Remaining Option Holders. At the Effective Time, Basic or Merger Sub will pay the amounts required under Section 5.12 to the Remaining Option Holders, by check or wire transfer, pursuant to a schedule of Remaining Option Holders to be delivered to Basic by JetStar no later than 3 Business Days before the Closing and to be updated by JetStar at the Closing and at the Effective Time.
     (i) Withholding. Basic or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of JetStar Shares or Cashed-Out Options pursuant to this Agreement such amounts as Basic or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, the Treasury Regulations or under any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Basic or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the JetStar Shares or Cashed-Out Options in respect of when such deduction and withholding was made by Basic or the Exchange Agent.
     SECTION 2.4 ESCROW.
     (a) Escrow Deposit. At the Closing, Basic or Merger Sub will deliver Eight Million Two Hundred Fifty Thousand Dollars ($8,250,000) (the “Escrow Deposit”) to be received, held and disbursed pursuant to the terms of the Escrow Agreement and according to the provisions of Section 2.4(b). The Escrow Deposit will serve as the sole source of payment and remedy for Basic to the extent Basic is owed any amounts in respect of the Final Net Debt and Final Net Working Capital as provided in Section 2.5(c)(iii). In addition, up to $7,500,000 of the Escrow Deposit (plus any Escrow Earnings on such amount as described below) will serve as the sole source of payment and remedy for Basic to the extent Basic is owed any amounts in respect of Indemnified Buyer Losses as provided in Section 8.1 and Section 8.2. Any fees and expenses of the Escrow Agent under the Escrow Agreement shall be paid one half by Basic and one half from the Escrow Deposit. During the period in which the Escrow Deposit is retained in the escrow account established pursuant to the Escrow Agreement, all interest or other income earned from the investment (and reinvestment) of such deposit (the “Escrow Earnings”) shall be retained in such escrow account and added to the Escrow Deposit.
     (b) Release of Escrow Deposit.
          (i) On the first Business Day of each calendar quarter after the Effective Time and until the final distribution of the remainder of the Escrow Deposit is made pursuant to paragraph (iii) below, and immediately prior to the final distribution of the remainder of the Escrow Deposit pursuant to paragraph (iii) below, Basic and the JetStar Stockholders’ Representative shall instruct the Escrow Agent to distribute an amount equal to 40% of the Escrow Earnings accruing during the immediately preceding calendar quarter (or, in the case of the final distribution, any period since the last such tax distribution) to the former holders of JetStar Shares (other than Dissenting JetStar Shares), pro rata according to the number of Partially-Diluted JetStar Shares represented thereby, in order to provide funds for such former holders of JetStar Shares to pay income taxes in connection with such Escrow Earnings.
          (ii) Promptly following the delivery of the Final Closing Statement, but no later than two Business Days thereafter, Basic and the JetStar Stockholders’ Representative shall instruct the Escrow Agent to distribute to the former holders of JetStar Shares (other than Dissenting JetStar Shares), pro rata according to the number of Partially-Diluted JetStar Shares represented thereby, any amounts of the Escrow Deposit in excess of the sum of (A) $7,500,000 plus (B) any amount payable to Basic pursuant to Section 2.5(c)(iii) (to the extent not already paid to Basic from the Escrow Deposit) plus (C) any expenses of the JetStar Stockholders’ Representative incurred in connection with any matters regarding the Final Closing Statement (whether under Section 9.7 or otherwise) (to the extent not already paid from the Escrow Deposit) plus (D) any amounts distributable by the Escrow Agent to the former holders of JetStar Shares (other than Dissenting JetStar Shares) in accordance with paragraph (i) above, plus (E) Escrow Earnings applicable to the amount described in clause (A).
          (iii) The remainder of the Escrow Deposit after the distributions described in paragraphs (i) and (ii) above shall be maintained in the escrow account established under the Escrow Agreement and distributed from time to time to Basic in satisfaction of Indemnified Buyer Losses to the extent permitted under Section 8.5(d); provided that (A) on the six-month anniversary of the Effective Time, the Escrow Agent shall distribute to the former holders of JetStar Shares (other than Dissenting JetStar Shares), pro rata according to the number of Partially-Diluted JetStar Shares represented thereby, an amount equal to the excess, if any, of (1) 50% of (x) the remaining Escrow Deposit plus (y) any Escrow Earnings over (2) the amount of bona fide pending claims for Indemnified Buyer Losses, (B) on the one year anniversary of the Effective Time, the Escrow Agent shall distribute to the former holders of JetStar Shares (other than Dissenting JetStar Shares), pro rata according to the number of Partially-Diluted JetStar Shares represented thereby, an amount equal to the excess, if any, of (1) the remaining Escrow Deposit plus any Escrow Earnings not paid pursuant to clause (A) of this proviso over (2) the amount of bona fide pending claims for Indemnified Buyer Losses, and (C) upon resolution and payment to Basic, if applicable, of pending claims for Indemnified Buyer Losses outstanding as of the one year anniversary of the Effective Time that are resolved after the one year anniversary of the Effective Time, the Escrow Agent shall distribute to the former holders of JetStar Shares (other than Dissenting JetStar Shares), pro rata according to the number of Partially-Diluted JetStar Shares represented thereby, any remaining portion of the Escrow Deposit plus any Escrow Earnings not previously distributed pursuant to clauses (A) and (B) of this proviso.
     SECTION 2.5 POST-CLOSING ADJUSTMENTS.
     (a) Estimated Closing Statement. At least five (5) Business Days prior to the Closing Date, JetStar will deliver to Basic a statement (the “Estimated Closing Statement”) setting forth, in reasonable detail, JetStar’s good faith estimate of Net Working Capital (as defined below) and Net Debt (as defined below), in each case as of the last day of the month immediately preceding the month in which the Closing occurs or such more recent practicable date prior to the Closing. Such estimates are referred to in this Agreement as the “Estimated Net Working Capital” and the “Estimated Net Debt”, respectively. For illustrative purposes only, attached hereto as Schedule I is a format to be used in determining the Estimated Net Working Capital and Estimated Net Debt. JetStar will make available to Basic all work papers and other books and records utilized in calculating Estimated Net Working Capital and Estimated Net Debt. The amount, if any, by which Estimated Net Working Capital is less than $5,000,000 (the “Target Net Working Capital”) is the “Estimated Net Working Capital Deficit”, and the amount, if any, by which the Estimated Net Working Capital exceeds the Target Net Working Capital is the “Estimated Net Working Capital Excess.” The amount, if any, by which the Estimated Net Debt exceeds $38,000,000 (the “Target Net Debt”) is the “Estimated Net Debt Deficit”, and the amount, if any, by which the Estimated Net Debt is less than the Target Net Debt is the “Estimated Net Debt Excess.” At the Effective Time the Base Price shall be adjusted by the Estimated Closing Adjustment (as defined in Section 2.5(d)).
     (b) Post-Closing Statement. As promptly as practicable but in any event within 90 days after the Closing, Basic will prepare a statement (the “Post-Closing Statement”) setting forth, in reasonable detail, Basic’s calculation of the actual Net Working Capital as of the Closing and the actual Net Debt as of the Closing. The methodology used to calculate Net Working Capital and Net Debt on the Post-Closing Statement shall be the same as those on the Estimated Closing Statement. Basic shall deliver the Post-Closing Statement to the JetStar Stockholders’ Representative, and will also make available to the JetStar Stockholders’ Representative copies of all work papers and other books and records utilized in the preparation of the Post-Closing Statement. The JetStar Stockholders’ Representative will have 20 days after receipt of the Post-Closing Statement to review such calculations and to reasonably object to same. Basic and the JetStar Stockholders’ Representative will resolve any dispute regarding such calculations as provided in Section 9.7. The Post-Closing Statement, either as prepared by

Basic or as determined pursuant to the dispute resolution provisions of Section 9.7, is the “Final Closing Statement.”
     (c) Final Adjustments. The consideration paid by Basic in connection with this Agreement will be adjusted based on the Final Closing Statement as follows:
          (i) Net Debt Adjustment. If the Net Debt shown on the Final Closing Statement (the “Final Net Debt”) is greater than the Estimated Net Debt the consideration payable by Basic in connection with this Agreement shall be reduced by an amount equal to the Final Net Debt minus the Estimated Net Debt. If the Final Net Debt is less than the Estimated Net Debt the consideration payable by Basic in connection with this Agreement shall be increased by an amount equal to the Estimated Net Debt minus the Final Net Debt.
          (ii) Working Capital Adjustment. If the Net Working Capital shown on the Final Closing Statement (the “Final Net Working Capital”) is greater than the Estimated Net Working Capital, the consideration payable by Basic in connection with this Agreement shall be increased by an amount equal to the Final Net Working Capital minus the Estimated Net Working Capital. If the Final Net Working Capital is less than the Estimated Net Working Capital, the consideration payable by Basic under this Agreement shall be reduced by an amount equal to the Estimated Net Working Capital minus the Final Net Working Capital.
          (iii) Netting. The increases or decreases in the consideration payable by Basic determined under clauses (i) and (ii) above shall be netted against each other. Any net reduction in the consideration payable by Basic in connection with this Agreement after application of Section 2.5(c)(i) and Section 2.5(c)(ii) shall be deducted from the Escrow Account and paid to Basic by the Escrow Agent at the time of delivery of the Final Closing Statement. Any net increase in the consideration payable by Basic in connection with this Agreement after application of Section 2.5(c)(i) and Section 2.5(c)(ii) will be paid to the former holders of JetStar Shares (excluding Dissenting JetStar Shares), pro rata according to the number of Partially-Diluted JetStar Shares represented thereby. Any such payments will be made to the former holders of JetStar Shares (other than Dissenting JetStar Shares) in cash and Basic Common Shares. The cash and Basic Common Shares payable pursuant to the immediately preceding sentence shall be allocated among the recipients thereof in the same manner as the right to receive payments of cash and Basic Common Shares was allocated among the holders of JetStar Shares (other than Dissenting JetStar Shares) as of the Effective Time. Any payments made to Basic out of the Escrow Deposit shall be treated as a reduction in the consideration paid by Basic in connection with the Merger. Any payments made by Basic pursuant to this Section 2.5(c)(iii) shall be treated as an increase in the consideration paid by Basic in connection with the Merger.
     (d) Certain Defined Terms. For purposes of this Agreement:
          (i) “Estimated Closing Adjustment” equals the Estimated Net Debt Excess, if any, plus the Estimated Net Working Capital Excess, if any, minus the Estimated Net Debt Deficit, if any, minus the Estimated Net Working Capital Deficit, if any.
          (ii) “GAAP” means generally accepted accounting principles in the United States, consistently applied. In preparing the Post-Closing Statement, Basic shall not change the accounting principles used in preparing the Estimated Closing Statement unless a change is required to make the accounting principles in accordance with GAAP.
          (iii) “Net Debt” means (A) the consolidated non-current liabilities of JetStar and its Subsidiaries as defined by GAAP and set forth on JetStar’s consolidated balance sheet, and including both the current and non-current portion of indebtedness for borrowed money (including any prepayment fees associated with the prepayment of the indebtedness described in Section 1.2(b)(i)(D) as of the Effective Time) and capitalized equipment lease obligations but excluding (1) up to $1,500,000 of deferred tax liabilities (net of deferred tax assets), (2) any sales, use or transfer Taxes accrued, or required to be accrued, by JetStar in connection with the Merger, and (3) any liabilities related to the obligations to make payments to Remaining Option Holders), minus (B) the consolidated cash of Jet Star and its Subsidiaries.
          (iv) “Net Working Capital” means the consolidated total current assets (as defined by GAAP but excluding cash) of JetStar and its Subsidiaries plus the HSR Fees paid by JetStar, plus amounts expended by JetStar or its Subsidiaries between the date hereof and the Closing for capital expenditures in accordance with the budget and capital expenditure schedule set forth on Schedule 5.1(b)(xii) of the JetStar Disclosure Letter or otherwise with the written consent of Basic, plus any cash amounts to be withheld from the merger consideration in accordance with Section 2.2(c)(i)(A) as an offset for the satisfaction of the Option Loans minus total current liabilities (as defined by GAAP but (x) including (1) fees, expenses and disbursements of JetStar and its representatives incurred in connection with the transactions contemplated by this Agreement that are not paid prior to or concurrently with the Effective Time, (2) the effect of the Merger on any liabilities of JetStar, including severance costs and change of control payments associated with employment or other contracts that are not paid prior to or concurrently with the Effective Time and (3) JetStar’s federal, state, local and other income, franchise, margin and other tax obligations due for tax periods ending on or before the Effective Date, and (y) excluding (1) the current portion of any indebtedness for borrowed money and capitalized lease obligations, (2) any sales, use or transfer Taxes accrued, or required to be accrued, by JetStar in connection with the Merger, and (3) any liabilities related to the obligations to make payments to Remaining Option Holders) of JetStar and its Subsidiaries.
     SECTION 2.6 APPRAISAL RIGHTS. JetStar Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger and has not consented thereto in writing and who shall have demanded appraisal for such shares in accordance with the DGCL are referred to herein as “Dissenting JetStar Shares”. Dissenting JetStar Shares shall not be converted into a right to receive the cash or Basic Common Shares under this Agreement, unless such holder fails to perfect, withdraws or otherwise loses his right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or loses his right to appraisal, such shares shall be treated as if they had been converted at the Effective Time into the right to receive the cash and Basic Common Shares such holder would have received in connection with the Merger and the other transactions contemplated by this Agreement, and Basic shall promptly provide to the Exchange Agent the cash and Basic Common Shares to which such former holder of Dissenting JetStar Shares shall be entitled to receive pursuant to the terms of this Agreement. JetStar shall give Basic prompt notice of any demands received by JetStar for appraisal of JetStar Shares. Except as required by applicable law or with the prior written consent of Basic, JetStar shall not make any payment with respect to, or settle or offer to settle, any such demands. Basic and Merger Sub agree that payments to any holder of Dissenting JetStar Shares as a result of such holder’s exercise of appraisal rights pursuant to Section 262 of the DGCL shall be made from the assets of the Surviving Entity and not from the assets of Basic or assets provided by Basic.
     SECTION 2.7 ENVIRONMENTAL DEFECTS. Prior to the Closing, Basic may notify JetStar in writing of any Environmental Claims or other non-compliance with Environmental Laws by JetStar or any Subsidiary of JetStar, or any Person whose liability for an Environmental Claim JetStar or any Subsidiary of JetStar has retained, assumed or indemnified either contractually or by operation of law (including any such matters set forth on Schedule 3.13(b)(iv) of the JetStar Disclosure Letter) (an “Environmental Defect”). Each such notice asserting Environmental Defects shall include a report of an independent, third-party environmental consultant identifying and describing the Environmental Defect in reasonable detail, together with any other available supporting documentation, and the estimated amount necessary to remediate, remove, repair, clean, and settle damages and claims associated with the Environmental Defect (collectively, “Environmental Remediation Costs”). “Environmental Claim” means any claim, demand, suit, action, cause of action, proceeding, investigation or notice to JetStar or any of its Subsidiaries by any Person or entity alleging any potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, personal injuries, or penalties) arising out of, based on, or resulting from (i) the presence, or Release into the environment, of any Hazardous Materials at any location, whether or not owned, leased, operated or used by JetStar or any of its Subsidiaries, and (ii) circumstances forming the basis of any violation, or alleged violation, of any applicable Environmental Law.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF JETSTAR
     Except as set forth in the disclosure letter delivered to Basic concurrently with the execution hereof (the “JetStar Disclosure Letter”), JetStar represents and warrants to Basic that:
     SECTION 3.1 EXISTENCE; GOOD STANDING; CORPORATE AUTHORITY. JetStar is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. JetStar is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified has not resulted and would not reasonably be expected to result in exposure to JetStar or its Subsidiaries of losses, damages or liabilities in excess of $100,000 in the aggregate. JetStar has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of JetStar’s certificate of incorporation and bylaws previously made available to Basic are true and correct and contain all amendments as of the date hereof.
     SECTION 3.2 AUTHORIZATION, VALIDITY AND EFFECT OF AGREEMENTS. JetStar has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party. The consummation by JetStar of the transactions contemplated hereby has been duly authorized by all requisite corporate action, other than, with respect to the Merger, the adoption of this Agreement by JetStar’s stockholders. This Agreement constitutes the valid and legally binding obligation of JetStar, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws now or hereafter in effect relating to or limiting creditors’ rights generally and general principles of equity (regardless of whether in equity or at law).
     SECTION 3.3 CAPITALIZATION. The authorized capital stock of JetStar consists of 30,000,000 JetStar Common Shares and 20,000,000 JetStar Preferred Shares. As of the date hereof, there were (a) 783,453 JetStar Common Shares issued and outstanding, (b) 12,802,624 JetStar Preferred Shares issued and outstanding (c) 771,728 JetStar Common Shares subject to outstanding employee and director stock options (the “JetStar Options”) issued to employees and directors and to consultants who are natural persons, who provide bona fide services to JetStar (which services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for JetStar’s securities) pursuant to the JetStar 2005 Management Incentive Plan, as amended (the “JetStar Option Plan”), and (d) 1,273,112 JetStar Common Shares subject to outstanding purchase warrants (the “JetStar Warrants”). All issued and outstanding JetStar Shares (i) are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (ii) were not issued in violation of the terms of any agreement or other understanding binding upon JetStar and (iii) were issued in compliance with all applicable charter documents of JetStar and all applicable federal and state securities laws, rules and regulations. Except (x) as set forth in this Section 3.3 and (y) for any JetStar Common Shares issued pursuant to the exercise of the JetStar Options referred to in subsection (c) above or the JetStar Warrants referred to in subsection (d) above, there are no outstanding shares of capital stock and there are no options, warrants, calls, subscriptions, stockholder rights plan or similar instruments, convertible securities, or other rights, agreements or commitments which obligate JetStar or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other voting securities of JetStar or any of its Subsidiaries. Neither JetStar nor any of its Subsidiaries have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of JetStar or any Subsidiary on any matter.
     SECTION 3.4 SUBSIDIARIES. Each of JetStar’s Subsidiaries is a corporation, limited liability company or partnership duly organized, validly existing and in good standing (where applicable) under the laws of its jurisdiction of incorporation or organization, has the corporate, limited liability company or partnership power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing has not resulted and would not reasonably be expected to result in exposure to JetStar or its Subsidiaries of losses, damages or liabilities in excess of $100,000 in the aggregate. All of the outstanding shares of capital stock of, or other ownership interests in, each of JetStar’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly (as specified on Schedule 3.4 of the JetStar Disclosure Letter), by JetStar free and clear of all liens, pledges, security interests, claims, preferential purchase rights or other rights, interests or encumbrances (“Liens”), except to the extent of any third-party minority ownership or Liens set forth on Schedule 3.4 or Schedule 3.18 of the JetStar Disclosure Letter. Schedule 3.4 of the JetStar Disclosure Letter sets forth, for each Subsidiary of JetStar, its name and jurisdiction of incorporation or organization. Except as set forth on Schedule 3.4 of the JetStar Disclosure Letter, no options, warrants or other rights to purchase, agreements or other obligations to issue or other rights (whether by law, pre-emptive or contractual) to convert any obligations into or otherwise acquire shares of capital stock or ownership interests in any of the Subsidiaries of JetStar are outstanding or will come into existence as a result of the execution of this Agreement or consummation of the transactions contemplated hereby.
     SECTION 3.5 NO VIOLATION. Neither JetStar nor any of its Subsidiaries is, or has received notice that it would be with the passage of time, in violation of any term, condition or provision of (a) its charter documents or bylaws, operating agreement or partnership agreement, as applicable, (b) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument, or (c) any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which JetStar or any of its Subsidiaries or any of their respective properties or assets is subject, or is delinquent with respect to any report required to be filed with any governmental entity, except, in the case of matters described in clause (b) or (c), as has not resulted and would not reasonably be expected to result in exposure to JetStar or its Subsidiaries of losses, damages or liabilities in excess of $100,000 in the aggregate. Except as has not resulted and would not reasonably be expected to result in exposure to JetStar or its Subsidiaries of losses, damages or liabilities in excess of $100,000 in the aggregate, (i) JetStar and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all governmental authorities necessary for the lawful conduct of their respective businesses as presently conducted (the “JetStar Permits”) and (ii) JetStar and its Subsidiaries are in compliance with the terms of JetStar Permits. No investigation by any governmental authority with respect to JetStar or any of its Subsidiaries is pending or, to the knowledge of JetStar, threatened.
     SECTION 3.6 NO CONFLICT.
     (a) Assuming all of the consents and approvals identified in Section 3.6(b) or in Schedule 3.6(c) of the JetStar Disclosure Letter, neither the execution and delivery by JetStar of this Agreement nor the consummation by JetStar of the transactions contemplated hereby in accordance with the terms hereof will: (i) conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of JetStar; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of JetStar or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to JetStar or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, JetStar Permit, lease, contract, agreement, joint venture or other instrument or obligation to which JetStar or any of its Subsidiaries is a party, or by which JetStar or any of its Subsidiaries or any of their properties is bound or affected; or (iii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to

JetStar or any of its Subsidiaries, except, in the case of matters described in clause (ii) or (iii), as has not resulted and would not reasonably be expected to result in exposure to JetStar or its Subsidiaries of losses, damages or liabilities in excess of $100,000 in the aggregate.
     (b) Neither the execution and delivery by JetStar of this Agreement nor the consummation by JetStar of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any governmental or regulatory authority, other than (i) the filings required under the DGCL, and (ii) filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”) or applicable state securities and “Blue Sky” laws, applicable foreign competition or antitrust laws ((i) and (ii), collectively, the “Regulatory Filings”), except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make has not resulted and would not reasonably be expected to result in exposure to JetStar or its Subsidiaries of losses, damages or liabilities in excess of $100,000 in the aggregate.
     (c) Other than as contemplated by Section 3.6(b), no consents, assignments, waivers, authorizations or other certificates are necessary in connection with the transactions contemplated hereby to provide for the continuation in full force and effect of all of the JetStar Permits or JetStar Material Contracts or for JetStar to consummate the transactions contemplated hereby, except where the failure to receive such consents or other certificates has not resulted and would not reasonably be expected to result in exposure to JetStar or its Subsidiaries of losses, damages or liabilities in excess of $100,000 in the aggregate.
     (d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (i) result in any payment from JetStar or its Subsidiaries (including severance, unemployment compensation, parachute payment, bonus or otherwise) becoming due to any director, employee or independent contractor of JetStar or any of its Subsidiaries under any JetStar Plan (as defined in Section 3.11) or otherwise; (ii) increase any benefits otherwise payable under any JetStar Plan or otherwise; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.
     SECTION 3.7 FINANCIAL STATEMENTS.
     (a) The audited consolidated balance sheet of JetStar as of April 30, 2006, and the audited consolidated statements of operations, cash flows and stockholders’ equity for the period from inception to April 30, 2006, in each case, as audited by Grant Thornton LLP, and the unaudited consolidated balance sheets of JetStar as of October 31, 2006, and the unaudited consolidated statements of operations, cash flows and stockholders’ equity for the six months ended October 31, 2006, as delivered by JetStar to Basic as Schedule 3.7(a) of the JetStar Disclosure Letter are collectively referred to herein as the “JetStar Financial Statements”. Each of the consolidated balance sheets included (i) in the JetStar Financial Statements (including any related notes and schedules) do, and (ii) in the Additional Financial Statements (including any related notes and schedules) when delivered to Basic will, fairly present in all material respects the consolidated financial position of JetStar and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and stockholders’ equity included (i) in the

JetStar Financial Statements (including any related notes and schedules) do, and (ii) in the Additional Financial Statements (including any related notes and schedules) when delivered to Basic will, fairly present in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of JetStar and its Subsidiaries for the periods set forth therein, in each case in accordance with GAAP, except, in the case of unaudited interim financial statements, for year-end audit adjustments, the absence of footnotes, and as otherwise may be noted therein.
     (b) JetStar and its Subsidiaries (i) make and keep accurate books and records and (ii) maintain a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s authorization, (B) transactions are recorded as necessary to permit preparation of the JetStar Financial Statements in conformity with GAAP and to maintain accountability for its assets, (C) access to assets is permitted only in accordance with management’s authorization and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
     (c) (i) JetStar and each of its Subsidiaries have established and maintain internal controls; (ii) since the date of the most recent balance sheet of JetStar and its Subsidiaries reviewed or audited by its independent auditors, JetStar has not been advised of (A) any significant deficiencies in the design or operation of its internal controls which could adversely affect the ability of JetStar and its Subsidiaries to record, process, summarize and report financial data, (B) any material weaknesses in its internal controls, or (C) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of JetStar and its Subsidiaries; and (iii) since the date of the most recent balance sheet of JetStar and its Subsidiaries reviewed or audited by its independent auditors, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls.
     SECTION 3.8 LITIGATION AND LIABILITIES. There are no actions, suits or proceedings pending against JetStar or any of its Subsidiaries or, to JetStar’s knowledge, threatened against JetStar or any of its Subsidiaries, at law or in equity, or before or by any federal, state or foreign commission, court, board, bureau, agency or instrumentality, other than those that have not resulted and would not reasonably be expected to result in exposure to JetStar or its Subsidiaries of losses, damages or liabilities in excess of $100,000 in the aggregate. There are no outstanding judgments, decrees, injunctions, awards or orders against JetStar or any of its Subsidiaries, other than those that have not resulted and would not reasonably be expected to result in exposure to JetStar or its Subsidiaries of losses, damages or liabilities in excess of $100,000 in the aggregate. There are no obligations or liabilities of any nature, whether accrued, absolute, contingent or otherwise, of JetStar or any of its Subsidiaries that are required in accordance with GAAP to be disclosed in the JetStar Financial Statements, other than those liabilities and obligations (a) that are disclosed in the JetStar Financial Statements or in the notes thereto, (b) that have been incurred in the ordinary course of business since April 30, 2006, (c) related to expenses associated with the transactions contemplated by this Agreement or (d) that would not have or reasonably be expected to have a JetStar Material Adverse Effect. JetStar has previously provided to Basic a full and complete list describing and quantifying all amounts, contingent or otherwise, payable by JetStar or any of its Subsidiaries at any time after the Effective Time in respect of prior acquisitions of businesses or assets.
     SECTION 3.9 ABSENCE OF CERTAIN CHANGES. Since April 30, 2006, except as contemplated by this Agreement, JetStar has conducted its business only in the ordinary and usual course of business and, during such period, there has not been (i) any event, condition, action or occurrence that has had or would reasonably be expected to have a JetStar Material Adverse Effect; (ii) any material change by JetStar or any of its Subsidiaries (viewed on a consolidated basis) in any of its accounting methods, principles or practices, except for changes required by GAAP, or any of its Tax methods, practices or elections except as required by applicable law; (iii) any material damage, destruction, or loss to the business or properties of JetStar and its Subsidiaries, taken as a whole, not covered by insurance; (iv) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of JetStar, or any direct or indirect redemption, purchase or any other acquisition by JetStar of any such stock; or (v) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan for the benefit of any directors, officers or key employee of JetStar and its Subsidiaries.
     SECTION 3.10 TAXES.
     (a) Each of JetStar and its Subsidiaries and any affiliated, combined or unitary group of which any such entity is or was a member has: (i) timely filed all Tax Returns required to be filed by it with respect to any Taxes (and all such Tax Returns are true, complete and accurate in all material respects), (ii) timely paid all Taxes that are due and payable or established adequate reserves for such Taxes, (iii) complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes, and (iv) timely withheld from employee wages and paid over to the proper Governmental Authorities all amounts required to be so withheld and paid over, except where the failure to file, pay, comply with or withhold has not resulted and would not reasonably be expected to result in exposure to JetStar or its Subsidiaries of losses, damages or liabilities in excess of $100,000 in the aggregate.
     (b) No extension of time has been requested for JetStar to file any Tax Return that has not yet been filed or to pay any Tax that has not yet been paid. JetStar has not granted a power of attorney that remains outstanding with regard to any Tax matter.
     (c) There is no pending or, to the knowledge of JetStar, threatened examination, investigation, audit, suit, action, claim or proceeding relating to Taxes (a “Tax Audit”) of JetStar.
     (d) JetStar has not within the last five years received notice of a determination by a Tax Authority that Taxes are owed by it (a “Tax Deficiency”) and, to the knowledge of JetStar, no such Tax Deficiency is proposed or threatened.
     (e) There are no Liens arising from or related to Taxes on or pending against JetStar or any of its assets or properties except for Permitted Liens.
     (f) There are no presently outstanding waivers or extensions, or requests for waiver or extension, of the time within which a Tax Deficiency may be asserted or assessed.

     (g) JetStar would not be required to include in income in future years any amount as a result of (i) any change in method of accounting for a taxable period ending prior to the Closing Date, (ii) any closing agreement under Section 7121 of the Code, (iii) any installment sale or open transaction made prior to the Closing Date, or (iv) any prepaid amount received on or before the Closing Date.
     (h) JetStar is not a party to any arrangement to which Section 280G of the Code could under any circumstances apply.
     (i) JetStar is not now and has never been (i) an includable member of an “affiliated group” within the meaning of Section 1504(a) of the Code or otherwise liable for the Taxes of a Person other than JetStar pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law, whether as a transferee, as a successor, by operation of law, by contract or otherwise, (ii) a member of any consolidated, combined or unitary Tax Return filing group, or (iii) a party to any Tax sharing agreement, Tax indemnity agreement or similar agreement, arrangement or practice relating to Taxes, including an agreement that obligates it to make any payment computed by reference to the Taxes, Taxable income or Tax losses of any other Person, except in each case for any group for which it is the common parent.
     (j) JetStar has never participated, directly or indirectly, in a transaction which is described in Treasury Regulation Sections 1.6011-4(b)(2) or 1.6011-4(b)(3), and JetStar has never held “an interest” in a “tax shelter,” as those terms are defined in Treasury Regulation Section 301.6112-1.
     (k) JetStar has never been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.
     (l) The net operating losses, alternative minimum tax net operating losses, net capital losses, alternative minimum tax net capital losses, Tax credits, alternative minimum tax credits and other Tax attributes of JetStar are not subject to any consolidated return limitation, limitation under Section 382 of the Code or any other limitation on their use, allowance or availability.
     (m) JetStar and its Subsidiaries have properly withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to employees, independent contractors, creditors, stockholders and other third parties.
Each reference to a provision in this Section 3.10 shall be treated for state, local and foreign Tax purposes as a reference to analogous or similar provisions of state, local and foreign law.
     SECTION 3.11 EMPLOYEE BENEFIT PLANS.
     (a) For purposes of this Section 3.11, “ERISA Affiliate” means any Subsidiary of JetStar which, with JetStar, forms or formed a controlled group of corporations, a group of trades or business under common control or an affiliated service group, within the meaning of Section 414(b), (c) or (m) of the Code.
     (b) All employee benefit plans, programs, arrangements and agreements (whether or not described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as

amended (“ERISA”)), and trusts, whether or not written or oral, covering active, former or retired employees of JetStar or any ERISA Affiliate which provide material benefits to such employees, or as to which JetStar or any ERISA Affiliate has any material liability or material contingent liability, are listed on Schedule 3.11(b) of the JetStar Disclosure Letter (the “JetStar Plans”).
     (c) JetStar has made available to Basic a true, correct and complete copy of each of the JetStar Plans, and all material contracts relating thereto, or to the funding thereof, including, without limitation, all trust agreements, insurance contracts, administration contracts, investment management agreements, subscription and participation agreements, and record-keeping agreements, each as in effect on the date hereof. In the case of any JetStar Plan that is not in written form, Basic has been supplied with an accurate description of such JetStar Plan as in effect on the date hereof. A true, correct and complete copy of the most recent annual report (Form 5500), actuarial report, accountant’s opinion of the plan’s financial statements, summary plan description and IRS determination or opinion letter with respect to each JetStar Plan, to the extent applicable, and the most recently prepared schedule of assets held with respect to any funded JetStar Plan have been made available to Basic.
     (d) All JetStar Plans comply in form and have been administered in operation in all material respects with all applicable requirements of law, excluding any deficiencies that have not resulted in and would not reasonably be expected to result in exposure to JetStar or its Subsidiaries of losses, damages or liabilities in excess of $100,000 in the aggregate, no event has occurred which will or would be reasonably likely to cause any such JetStar Plan to fail to comply with such requirements, excluding any deficiencies that have not resulted in and would not reasonably be expected to result in exposure to JetStar or its Subsidiaries of losses, damages or liabilities in excess of $100,000 in the aggregate, and no notice has been issued by any governmental authority questioning or challenging such compliance.
     (e) All required employer contributions under any JetStar Plans have been made or will be timely made as of the Effective Time or properly reflected in the JetStar Financial Statements in accordance with GAAP, except for any deficiencies that have not resulted in and would not reasonably be expected to result in exposure to JetStar or its Subsidiaries of losses, damages or liabilities in excess of $100,000 in the aggregate. No changes in contributions or benefit levels with respect to any of the JetStar Plans are scheduled to occur after the date of this Agreement other than in the ordinary course of business.
     (f) Each JetStar Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS that such JetStar Plan is in compliance with “GUST,” all amendments required to have been made to such JetStar Plan after the issuance of the “GUST” determination letter have been timely made and no amendment has been made or action taken that would reasonably be expected to cause the loss of such qualified status.
     (g) There are no pending or, to JetStar’s knowledge, threatened or anticipated, claims against or otherwise involving any of the JetStar Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of the JetStar Plan activities) has been brought against or with respect to any JetStar Plan.

     (h) Neither JetStar nor any of its Subsidiaries has incurred or reasonably expects to incur any liability under Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA.
     (i) None of the assets of any JetStar Plan is invested in employer securities (as defined in Section 407(d)(1) of ERISA) or employer real property (as defined in Section 407(d)(2) of ERISA).
     (j) Neither JetStar nor any of its Subsidiaries has any liability or contingent liability for providing, under any JetStar Plan or otherwise, any post-retirement medical or life insurance benefits, other than statutory liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and Section 4980B of the Code.
     (k) There has been no act or omission that would impair the ability of the sponsor of each JetStar Plan to amend or terminate any such JetStar Plan without the prior consent of any person or persons.
Neither JetStar nor its Subsidiaries make any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any law, rule or regulation applicable to any JetStar Plan, except as expressly set forth in the JetStar Financial Statements or in this Section 3.11.
     SECTION 3.12 LABOR MATTERS.
     (a) Neither JetStar nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization.
     (b) Neither JetStar nor any of its Subsidiaries is subject to any employment related dispute, strike or work stoppage that would have or reasonably be expected to have a JetStar Material Adverse Effect.
     (c) To JetStar’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of JetStar or any of its Subsidiaries.
     SECTION 3.13 ENVIRONMENTAL MATTERS.
     (a) As used in this Agreement:
          (i) “Environmental Laws” means any and all applicable laws, statutes, regulations, rules, orders, ordinances, legally enforceable directives, and rules of common law of any governmental entity pertaining to protection of human health (to the extent arising from exposure to Hazardous Materials) or the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal, release, threatened release, discharge, or emission of Hazardous Materials into the indoor or outdoor environment) in effect at the time of Closing;

          (ii) “Hazardous Materials” means any (1) chemical, product, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under any Environmental Law; (2) asbestos containing materials, whether in a friable or non-friable condition, polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (3) any petroleum hydrocarbons, petroleum products, petroleum substances, crude oil, natural gas, and any components, fractions, or derivatives thereof;
          (iii) “Environmental Permits” means any and all permits, registrations, licenses, consents, exemptions, variances, authorizations, and similar approvals required under Environmental Laws;
          (iv) “Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing into the air, surface water, ground water, or onto the ground, ground surface, or onto or into man-made structures;
          (v) “JetStar Real Properties” means those real properties owned, leased, or otherwise operated by JetStar or its Subsidiaries in connection with the performance of their respective businesses; and
          (vi) “Offsite Non-JetStar Real Properties” means any real properties other than JetStar Real Properties
     (b) Except as have not resulted and would not reasonably be expected to result in exposure to JetStar or its Subsidiaries of losses, damages or liabilities in excess of $100,000 in the aggregate:
          (i) JetStar and its Subsidiaries and their respective operations, assets, businesses and JetStar Real Properties are in compliance with all Environmental Laws and Environmental Permits and have been in compliance with all Environmental Laws, and Environmental Permits except where the failure to comply could not give rise to any loss, damage or liability after the Effective Time;
          (ii) All Environmental Permits required under Environmental Laws for operating JetStar’s and its Subsidiaries’ assets, businesses, and JetStar Real Properties as they are currently being operated have been obtained and are currently in full force and effect, and, if subject to renewal or modification, all submittals required under Environmental Laws in connection with Environmental Permits have been timely submitted to the respective governmental entity, do not contain any material inaccuracy and, to JetStar’s knowledge, there are no conditions or circumstances that would limit or preclude it or its Subsidiaries from renewing such Environmental Permits;
          (iii) JetStar and its Subsidiaries are not subject to any pending or, to JetStar’s knowledge, threatened claims, demands, actions, suits, investigations, inquiries, information requests or proceedings under Environmental Laws and neither JetStar nor its Subsidiaries have received written notice of alleged violations under applicable Environmental Laws with respect to their respective operations, assets, businesses, or JetStar Real Properties;

          (iv) There have been no Releases of Hazardous Materials on, under or from JetStar Real Properties and there are no investigations, remediations, removals, or monitorings of Hazardous Materials required under Environmental Laws at such properties;
          (v) Neither JetStar nor its Subsidiaries have received any written notice asserting an alleged liability or obligation, or requesting information, under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of any Hazardous Materials at, under, or Released or threatened to be Released from any Offsite Non-JetStar Real Properties and, to the knowledge of JetStar, there are no conditions or circumstances that would reasonably be expected to result in the receipt of such written notice;
          (vi) There has been no exposure of any person or property to Hazardous Materials in connection with JetStar’s or its Subsidiaries’ operations, assets, businesses, or JetStar Real Properties that would reasonably be expected to form the basis for a claim for damages or compensation; and
          (vii) JetStar and its Subsidiaries have made available to Basic complete and correct copies of all material environmental site assessment reports, studies, permits and applications therefor, and correspondence on environmental matters (in each instance relevant to JetStar or its Subsidiaries) that are in JetStar’s or its Subsidiaries’ possession or known to JetStar and its Subsidiaries and relating to their respective operations, assets, businesses, or JetStar Real Properties.
Neither JetStar nor its Subsidiaries make any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any Environmental Law or Environmental Permit, except as expressly set forth in this Section 3.13.
     SECTION 3.14 INTELLECTUAL PROPERTY.
     (a) Schedule 3.14(a) of the JetStar Disclosure Letter sets forth a true and complete list of all issued patents, registered trademarks, registered service marks, and registered copyrights used in the businesses of JetStar and its Subsidiaries, and, for each item listed, a statement as to whether such issued patents, registered trademarks, registered service marks, and registered copyrights are (i) wholly owned by JetStar or its Subsidiaries (in which such case the owner shall be named), (ii) licensed from a third party to JetStar or its Subsidiaries (in which such case the licensee and third-party licensor shall be named), or (iii) licensed to third parties by JetStar or any of its Subsidiaries (in which such case the third-party licensee shall be named).
     (b) Schedule 3.14(b) of the JetStar Disclosure Letter sets forth a true and complete list of all agreements as of the date of this Agreement, whether in the form of a development, license, assignment, confidentiality or other agreements, relating to the Intellectual Property (as hereinafter defined) to which JetStar or any of its Subsidiaries is a party or by which JetStar or any of its Subsidiaries is bound, other than off-the-shelf licenses for software.
     (c) Except as set forth on Schedule 3.14(c) of the JetStar Disclosure Letter: (i) JetStar or one of its Subsidiaries owns sufficient right, title and interest in and to, or has a valid and enforceable license or other right to use lawfully, all the Intellectual Property used by JetStar or its Subsidiaries in connection with their businesses, free and clear of any Liens other than Permitted Liens; (ii) neither JetStar nor any of its Subsidiaries has infringed or otherwise violated the Intellectual Property of any other Person; (iii) to JetStar’s knowledge, no Person has infringed or otherwise violated the Intellectual Property of JetStar and its Subsidiaries; (iv) the consummation of the transactions contemplated by this Agreement will not alter, impair or extinguish any Intellectual Property of JetStar and its Subsidiaries; and (v) to JetStar’s knowledge, there are no agreements, judicial orders or settlement agreements which limit or restrict JetStar’s or any of its Subsidiaries’ rights to use any Intellectual Property.
     (d) The Intellectual Property of JetStar includes the corporate name “JetStar” and the corporate names listed on Schedule 3.14(d) of the JetStar Disclosure Letter.
     (e) For purposes hereof, “Intellectual Property” shall mean:
          (i) all letters patent of the United States or of any other country, all registrations and recordings thereof, and all applications for letters patent of the United States or of any other country, including registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of any state or any other country, and all reissues, continuations, continuations in part or extensions thereof;
          (ii) all copyrights and general intangibles of like nature (whether registered or unregistered), all registrations and recordings thereof, and all applications in connection therewith, including all registrations, recordings and applications in the United States Copyright Office or in any similar office or agency of the United States, any state or territory thereof, or any other country or any political subdivision thereof, and all reissues, extensions or renewals thereof; and
          (iii) all trademarks, trade names, corporate names, business names, trade styles, service marks, logos, other source or business identifiers, designs and general intangibles of like nature (whether registered or unregistered), all registrations and recordings thereof, and all applications in connection therewith, including registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of any state or territory thereof, or any other country or any political subdivision thereof; all reissues, extensions or renewals thereof; and all goodwill associated with or symbolized by any of the foregoing.
     SECTION 3.15 TITLE TO PROPERTIES. Except for goods and other property sold, used or otherwise disposed of since April 30, 2006 in the ordinary course of business, JetStar has defensible title to all its properties, interests in properties and assets, real and personal, reflected in the JetStar Financial Statements, free and clear of any Lien, except for Permitted Liens. All leases and other agreements pursuant to which JetStar or any of its Subsidiaries leases or otherwise acquires or obtains operating rights affecting any real or personal property are in good standing, valid and effective, except where the failure to be in good standing, valid or effective has not resulted and would not reasonably be expected to result in exposure to JetStar or its Subsidiaries of losses, damages or liabilities in excess of $100,000 in the aggregate; and there is not, under any such leases, any existing or prospective default or event of default or event which with notice or lapse of time, or both, would constitute a default by JetStar or any of its Subsidiaries that has resulted or would reasonably be expected to result in exposure to JetStar or its Subsidiaries of losses, damages or liabilities in excess of $100,000 in the aggregate. All significant operating equipment of JetStar and its Subsidiaries is in good operating condition, ordinary wear and tear excepted.
     SECTION 3.16 INSURANCE. JetStar and its Subsidiaries maintain insurance coverage as of the date of this Agreement as described on Schedule 3.16 of the JetStar Disclosure Letter. True and complete copies of each insurance policy maintained by JetStar and its Subsidiaries have been previously provided to Basic.
     SECTION 3.17 NO BROKERS. JetStar has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Basic, Merger Sub or JetStar to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that JetStar has retained Simmons & Company International, Inc. to act as its financial advisor in connection with the Merger, the terms of which (including the fees owed by JetStar in connection therewith) have been disclosed in writing to Basic prior to the date hereof.
     SECTION 3.18 CONTRACTS; DEBT INSTRUMENTS.
     (a) The documents listed on Schedule 3.18(a) of the JetStar Disclosure Letter are the only contracts as of the date of this Agreement that are material to the business, properties, assets, financial condition or results of operations of JetStar and its Subsidiaries taken as a whole (“JetStar Material Contracts”). Neither JetStar nor any of its Subsidiaries is in violation of or in default under (nor does there exist any condition which with the passage of time or the giving of notice or both would cause such a violation of or default under) any JetStar Material Contract to which it is a party or by which it or any of its properties or assets is bound. Each JetStar Material Contract is a legal, valid and binding obligation of JetStar or one of its Subsidiaries and, to the knowledge of JetStar, each of the other parties thereto, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws now or hereafter in effect relating to or limiting creditors’ rights generally and general principles of equity. No condition exists or event has occurred which (whether with or without notice or lapse of time or both) would constitute a default by JetStar or one of its Subsidiaries or, to the knowledge of JetStar, any other party thereto under any JetStar Material Contract or result in a right of termination of any JetStar Material Contract.
     (b) Schedule 3.18(b) of the JetStar Disclosure Letter lists all loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments as of the date hereof pursuant to which any indebtedness of JetStar or its Subsidiaries is outstanding or may be incurred, and the JetStar Disclosure Letter sets forth the respective principal amounts outstanding thereunder as of the date hereof (the “Outstanding Indebtedness”).
     (c) There is no contract, commitment, judgment, injunction, order or decree to which JetStar or any of its Subsidiaries is a party or subject to that has or would reasonably be expected to have the effect of prohibiting or impairing the conduct of business by JetStar or any of its Subsidiaries or any contract that may be terminable as a result of Basic’s status as a competitor of any party to such contract, except, in each case, for any prohibition, impairment or termination right that would not have or reasonably be expected to have a JetStar Material Adverse Effect.
     SECTION 3.19 WARRANTIES AND PRODUCT LIABILITY. Except for warranties implied by law, JetStar has not given or made any warranties in connection with the sale or rental of goods or services on or prior to the Effective Time, including, without limitation, warranties covering the customer’s consequential damages. JetStar is not aware of any state of facts or the occurrence of any event forming the basis of any present claim against JetStar with respect to warranties relating to services performed by or on behalf of it on or prior to the Effective Time.
     SECTION 3.20 VOTE REQUIRED. The affirmative vote of holders of a majority of the outstanding JetStar Common Shares and JetStar Preferred Shares (on an as-converted basis), voting together as a single class, is the only stockholder vote necessary to adopt this Agreement and the transactions contemplated hereby (as applied to this Agreement and the transactions contemplated hereby, the “JetStar Requisite Vote”). JetStar, through its Board of Directors, has submitted and recommended approval of such matters to its stockholders for purposes of obtaining the JetStar Requisite Vote by means of action taken by written consent of stockholders concurrent with the execution of this Agreement, and the JetStar Requisite Vote will be obtained as of the date of this Agreement.
     SECTION 3.21 CERTAIN APPROVALS. JetStar’s Board of Directors has taken any and all necessary and appropriate action to render inapplicable to the Merger and the transactions contemplated by this Agreement the restrictions contained in Section 203 of the DGCL and any other “fair price,” “moratorium,” control share acquisition, interested stockholder or other similar anti-takeover provision or regulation and any restrictive provision of any anti-takeover provision in the certificate of incorporation or bylaws of JetStar.
     SECTION 3.22 CERTAIN CONTRACTS. Neither JetStar nor any of its Subsidiaries is a party to or bound by (i) any non-competition agreement or any other agreement or obligation which purports, or which would purport, to limit the manner or the localities in which the business of JetStar and its Subsidiaries, or the business of Basic or its Subsidiaries, is, or will be, conducted or (ii) any executory agreement or obligation which pertains to the acquisition or disposition of any asset, or which provides any third party any Lien, claim or preferential right with regard thereto, except, in the case of this clause (ii), for Permitted Liens and for such agreements or obligations that would not have or reasonably be expected to have a JetStar Material Adverse Effect.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES
OF BASIC AND MERGER SUB
     Except as set forth in the disclosure letter delivered to JetStar concurrently with the execution hereof (the “Basic Disclosure Letter”) or as disclosed with reasonable specificity in the Basic Reports (as defined in Section 4.7), Basic and Merger Sub, jointly and severally, represent and warrant to JetStar that:

     SECTION 4.1 EXISTENCE; GOOD STANDING; CORPORATE AUTHORITY. Basic is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Basic and Merger Sub is duly qualified to do business as a foreign corporation or limited liability company, respectively and is in good standing under the laws of each jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified would not have or reasonably be expected to have a Basic Material Adverse Effect (as defined in Section 9.10). Each of Basic and Merger Sub has all requisite corporate or limited liability company, respectively power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of each of Basic’s and Merger Sub’s charter documents previously made available to JetStar are true and correct and contain all amendments as of the date hereof.
     SECTION 4.2 AUTHORIZATION, VALIDITY AND EFFECT OF AGREEMENTS. Each of Basic and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party. The consummation by each of Basic and Merger Sub of the transactions contemplated hereby, including the issuance and delivery by Basic of the Basic Common Shares pursuant to the Merger, has been duly authorized by all requisite corporate or limited liability company, respectively action other than, with respect to the issuance of Basic Common Shares pursuant to the Merger, the approval of Basic’s stockholders. This Agreement constitutes the valid and legally binding obligation of each of Basic and Merger Sub, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws now or hereafter in effect relating to or limiting creditors’ rights generally and general principles of equity.
     SECTION 4.3 CAPITALIZATION. The authorized capital of Basic consists of 80,000,000 Basic Common Shares and 5,000,000 shares of preferred stock, par value $0.01 per share (“Basic Preferred Shares”). As of December 31, 2006, there were (a) 38,297,605 Basic Common Shares issued and outstanding, (b) no Basic Preferred Shares issued and outstanding, and (c) 2,457,780 Basic Common Shares reserved for issuance pursuant to issued and outstanding options issued under the stock options plans of Basic described in the Basic Reports (the “Basic Option Plans”). All issued and outstanding Basic Common Shares (i) are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (ii) were not issued in violation of the terms of any agreement or other understanding binding upon Basic and (iii) were issued in compliance with the certificate of incorporation and bylaws of Basic and all applicable securities laws, rules and regulations. The Basic Common Shares to be issued in connection with the Merger, when issued in accordance with this Agreement, will be validly issued, fully paid and nonassessable and free of preemptive rights. Except (x) as set forth in this Section 4.3, (y) for any Basic Common Shares issued pursuant to the exercise of options or other awards referred to in subsection (b) above and (z) for options issued under the Basic Option Plans after the date of this Agreement and Basic Common Shares issued pursuant to the exercise of such options, there are no outstanding shares of capital stock of Basic and there are no options, warrants, calls, subscriptions, stockholder rights plan or similar instruments, convertible securities, or other rights, agreements or commitments which obligate Basic or any of its

Subsidiaries to issue, transfer or sell any shares of capital stock or other voting securities of Basic or any of its Subsidiaries. Basic has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Basic on any matter.
     SECTION 4.4 MERGER SUB. All of the outstanding member interests of Merger Sub are owned directly by Basic Energy Services, L.P. and indirectly by Basic. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any activities other than in connection with the transactions contemplated by this Agreement. All of the outstanding general partner interests of Basic Energy Services, L.P. are owned directly by Basic Energy Services GP, LLC. All of the outstanding limited partner interests of Basic Energy Services, L.P. are owned directly by Basic Energy Services LP, LLC. All of the outstanding member interests of each of Basic Energy Services GP, LLC and Basic Energy Services LP, LLC are owned directly by Basic.
     SECTION 4.5 NO VIOLATION. Neither Basic nor any of its Subsidiaries is, or has received notice that it would be with the passage of time, in violation of any term, condition or provision of (a) its charter documents or bylaws, operating agreement or partnership agreement, as applicable, (b) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument or (c) any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which Basic or any of its Subsidiaries or any of their respective properties or assets is subject, or is delinquent with respect to any report required to be filed with any governmental entity, except, in the case of matters described in clause (b) or (c), as would not have or reasonably be expected to have a Basic Material Adverse Effect. Except as would not have or reasonably be expected to have a Basic Material Adverse Effect, (i) Basic and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all governmental authorities necessary for the lawful conduct of their respective businesses (the “Basic Permits”) and (ii) Basic and its Subsidiaries are in compliance with the terms of the Basic Permits. No investigation by any governmental authority with respect to Basic or any of its Subsidiaries is pending or, to the knowledge of Basic, threatened.
     SECTION 4.6 NO CONFLICT.
     (a) Neither the execution and delivery by Basic and Merger Sub of this Agreement nor the consummation by Basic and Merger Sub of the transactions contemplated hereby in accordance with the terms hereof will: (i) conflict with or result in a breach of any provisions of the charter documents or bylaws or operating agreement, as applicable of Basic or Merger Sub; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Basic or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Basic or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, Basic Permit, lease, contract, agreement, joint venture or other instrument or obligation to which Basic or any of its Subsidiaries is a party, or by which Basic or any of its Subsidiaries or any of their properties is bound or affected; or (iii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Basic or any of its Subsidiaries, except, in the case of matters described in clause (ii) or (iii), as would not have or reasonably be expected to have a Basic Material Adverse Effect.
     (b) Neither the execution and delivery by Basic or Merger Sub of this Agreement nor the consummation by Basic or Merger Sub of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any governmental or regulatory authority, other than Regulatory Filings and listing of the Basic Common Shares to be issued in the Merger on New York Stock Exchange, except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make would not have or reasonably be expected to have a Basic Material Adverse Effect.
     (c) Other than as contemplated by Section 4.6(b), no consents, assignments, waivers, authorizations or other certificates are necessary in connection with the transactions contemplated hereby to provide for the continuation in full force and effect of all of Basic’s contracts or leases or for Basic to consummate the transactions contemplated hereby, except where the failure to receive such consents or other certificates would not have or reasonably be expected to have a Basic Material Adverse Effect.
     SECTION 4.7 SEC DOCUMENTS. Basic has made available to JetStar each registration statement, report, proxy statement or information statement (other than preliminary materials) filed by it with the Securities and Exchange Commission (“SEC”) since January 1, 2006, each in the form (including exhibits and any amendments thereto) filed with the SEC prior to the date hereof (collectively, the “Basic Reports”), and Basic has filed all forms, reports and documents required to be filed by it with the SEC pursuant to relevant securities statutes, regulations, policies and rules since such time. As of their respective dates, the Basic Reports (i) were prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and complied with the then applicable accounting requirements and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Basic Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Basic and its Subsidiaries as of its date and each of the consolidated statements of operations, cash flows and stockholders’ equity included in or incorporated by reference into the Basic Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Basic and its Subsidiaries for the periods set forth therein, in each case in accordance with GAAP, except, in the case of unaudited statements, for normal year-end audit adjustments and the absence of notes thereto.
     SECTION 4.8 ABSENCE OF CERTAIN CHANGES. Since December 31, 2005, except as contemplated by this Agreement or disclosed in any Basic Reports filed since December 31, 2005 and prior to the date hereof, Basic has conducted its business only in the ordinary and usual course of business and, during such period, there has not been (i) any event, condition, action or occurrence that has had or would reasonably be expected to have a Basic Material Adverse Effect; (ii) any material change by Basic or any of its Subsidiaries (viewed on a consolidated basis) in any of its accounting methods, principles or practices, except for changes required by GAAP, or any of its Tax methods, practices or elections; (iii) any material damage, destruction, or loss to the business or properties of Basic and its Subsidiaries, taken as a whole, not covered by insurance; (iv) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of Basic, or any direct or indirect redemption, purchase or any other acquisition by Basic of any such stock; or (vi) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan for the benefit of any directors, officers or key employee of Basic and its Subsidiaries that would be required to be disclosed in the Basic Reports.
     SECTION 4.9 NO BROKERS. Basic has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Basic, Merger Sub or JetStar to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.
     SECTION 4.10 VOTE REQUIRED. No vote of holders of Basic Common Shares is necessary to approve the issuance of Basic Common Shares pursuant to the Merger.
     SECTION 4.11 TAXES.
     (a) Each of Basic and its Subsidiaries and any affiliated, combined or unitary group of which any such entity is or was a member has: (i) timely filed all Tax Returns required to be filed by it with respect to any Taxes (and all such Tax Returns are true, complete and accurate in all respects), (ii) timely paid all Taxes that are due and payable or established adequate reserves for such Taxes, (iii) complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes, and (iv) timely withheld from employee wages and paid over to the proper Governmental Authorities all amounts required to be so withheld and paid over, except where the failure to file, pay, comply with or withhold would not have a Material Adverse Effect on Basic.
     (b) Basic Energy Services, L.P. has elected to be treated as a corporation for United States federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3. Each of Basic Energy Services GP, LLC, Basic Energy Services LP, LLC and Merger Sub is treated as a disregarded entity for United States federal income tax purposes.
     SECTION 4.12 SUFFICIENT FUNDS; SUFFICIENT AUTHORIZED AND UNISSUED BASIC COMMON SHARES. Basic currently has and will as of the Effective Time have sufficient funds available to pay the cash required to be paid upon the exchange of Certificates as provided in Section 2.3(b)(i) and to the Remaining Option Holders as provided in Section 2.3(h), and to make the Escrow Deposit, and to perform its other obligations pursuant to this Agreement. Basic has reserved a number of authorized and unissued Basic Common Shares sufficient to issue all Basic Common Shares required to be issued pursuant to this Agreement.

ARTICLE 5
COVENANTS
     SECTION 5.1 CONDUCT OF BUSINESS.
     (a) From and after the date of this Agreement and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, Section 7.2, Section 7.3 or Section 7.4 (the “Termination Date”), and except (1) as may be required by applicable law, (2) as may be agreed in writing by Basic, (3) as may be required, permitted or expressly contemplated by this Agreement, (4) the failure to make expansion capital expenditures that are not added to Net Working Capital as contemplated by the definition of “Net Working Capital,” or (5) as set forth in Schedule 5.1 of the JetStar Disclosure Letter, JetStar shall, and shall cause each of its Subsidiaries to, conduct its operations in the ordinary course consistent with past practices.
     (b) Without limiting the generality of Section 5.1(a), JetStar agrees with Basic, on behalf of itself and its Subsidiaries, that between the date of this Agreement and the earlier to occur of the Effective Time or the Termination Date, and except (1) as may be required by applicable law, (2) as may be agreed in writing by Basic, (3) as may be required, permitted or expressly contemplated by this Agreement, or (4) as set forth in Schedule 5.1 of the JetStar Disclosure Letter, JetStar:
          (i) shall use its reasonable efforts, and shall cause each of its Subsidiaries to use its reasonable efforts, to keep available the services of their respective officers and key employees and maintain business relationships with their customers, suppliers and landlords consistent with past practices;
          (ii) shall not amend its certificate of incorporation or bylaws;
          (iii) shall promptly notify Basic of any material adverse change in its financial condition or business or any termination, cancellation, repudiation or material breach of any JetStar Material Contract or any other relationship with a significant customer (or that is has received written notice expressly indicating the same may be contemplated), or the institution of any material litigation or governmental complaints, investigations or hearings (or that is has received written notice writing indicating the same are likely to be instituted), or the breach of any representation or warranty contained herein;
          (iv) shall not (A) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date hereof and disclosed in the JetStar Disclosure Letter or referred to in clause (B) below, issue any shares of its capital stock, effect any stock split or otherwise change its capitalization as it existed on the date hereof; (B) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock except pursuant to contractual commitments existing on the date of this Agreement and disclosed in the JetStar Disclosure Letter; (C) pay any bonuses other than in the ordinary course of business and year-end management bonuses included in the Closing Statement, increase any compensation or benefits of any officer, director, or agent of JetStar or any of its Subsidiaries (or increase compensation or other benefits to other employees other than in the ordinary course of business consistent with past practices), or enter into or amend (except as required by law, including Section 409A of the Code) any employment agreement or severance agreement with any of its present or future officers, directors or employees, or (D) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend (except as required by law, including Section 409A of the Code) any existing employee benefit plan in any material respect;
          (v) shall not declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock;
          (vi) shall not, and shall not permit any of its Subsidiaries to redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries or any option, warrant, conversion right or other right to acquire such shares, or make any commitment for any such action;
          (vii) shall not, and shall not permit any of its Subsidiaries to, sell, lease or otherwise dispose of any of its assets (including capital stock of Subsidiaries), except in the ordinary course of business;
          (viii) shall not, and shall not permit any of its Subsidiaries to, except (A) pursuant to contractual commitments in effect on the date hereof and disclosed in the JetStar Disclosure Letter or (B) for purchases of assets and inventory in the ordinary course of business, authorize, propose, agree to, enter into or consummate any merger, consolidation or business combination transaction (other than the Merger) or acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or all or substantially all of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;
          (ix) shall not change in any respect any of the accounting principles or practices used by it except as required by GAAP or applicable law;
          (x) shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are consistent with past practices;
          (xi) shall not (A) make or rescind any express or deemed election relating to Taxes, (B) settle or compromise any claims, actions, suits, litigation, proceedings, arbitrations, investigations, audits or controversies relating to Taxes involving amounts of more than $100,000 in the aggregate, (iii) file an amended Tax Return, except as required by applicable Tax law, rule or regulation, (iv) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or (v) change (or make a request to any Tax Authority to change) in any respect any of its methods of accounting for Tax purposes, except as required by applicable Tax law, rule or regulation;
          (xii) except as set forth on the budget and capital expenditure schedule set forth on Schedule 5.1(b)(xii) of the JetStar Disclosure Letter, shall not, nor shall it permit any of its Subsidiaries to, except in the ordinary course of business, enter into any material lease (whether such lease is an operating or capital lease) or create any material mortgages, Liens, security interests or other encumbrances on the property of JetStar or Basic or any of their Subsidiaries (other than Permitted Liens) in connection with any indebtedness thereof;
          (xiii) subject to Section 5.4, shall not take any action that is intended to delay materially or adversely affect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental authority or the expiration of any applicable waiting period required to consummate the Merger;
          (xiv) unless in the good faith opinion of its Board of Directors, after consultation with its outside legal counsel, complying with the following provisions would be inconsistent with the fiduciary duties of such Board of Directors shall not, and shall not permit any of its Subsidiaries to, terminate, amend, modify or waive any material provision of any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party; and shall enforce the provisions of such agreement in a commercially reasonable manner;
          (xv) except as contemplated by this Agreement, shall not enter into or amend, in any material respect, any agreement with any holder of JetStar capital stock with respect to holding, voting or disposing of JetStar Shares;
          (xvi) shall not by resolution of its Board of Directors cause or permit the acceleration of rights, benefits or payments under any JetStar Plans;
          (xvii) shall not, and shall not permit any of its Subsidiaries to, (i) do business in any country in which JetStar or any of its Subsidiaries is not doing business as of the date hereof or (ii) other than in the ordinary course of business, enter into any joint venture, partnership or other joint business venture with any person;
          (xviii) subject to Section 5.6 hereof, shall not issue any press release or make any public announcement, except in accordance with JetStar’s past practices or as required under applicable law;
          (xix) shall use commercially reasonable efforts to make all necessary regulatory filings, perform all regulatory obligations and take other actions to ensure that the JetStar Authorizations remain valid and in full force and effect; and
          (xx) shall not, nor shall it permit any of its Subsidiaries to, agree in writing or otherwise to take any of the foregoing actions.
     (c) Basic agrees with JetStar, on behalf of itself and its Subsidiaries, that, between the date of this Agreement and the Effective Time, Basic shall not, and shall not permit any of its Subsidiaries to, take any action that is intended to delay materially or adversely affect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental authority or the expiration of any applicable waiting period required to consummate the Merger.
     SECTION 5.2 NO SOLICITATION.

     (a) JetStar agrees that, from the date hereof until the earlier of the Termination Date or the Effective Time, it (i) will not (and will not permit its officers, directors, employees, agents or representatives, including any investment banker, attorney or accountant retained by it, to) solicit, initiate or encourage (including by way of furnishing non-public information) any inquiry, proposal or offer (including any proposal or offer to its stockholders) with respect to a third party tender offer, merger, consolidation, business combination or similar transaction involving any assets or class of capital stock of JetStar, or any acquisition of the capital stock of JetStar or a business or assets (other than sales of assets in the ordinary course of business) of JetStar in a single transaction or a series of related transactions, or any combination of the foregoing (any such proposal, offer or transaction being hereinafter referred to as a “JetStar Acquisition Proposal”) or participate or engage in any discussions or negotiations concerning a JetStar Acquisition Proposal; and (ii) will immediately cease and cause to be terminated any existing discussions or negotiations with any third parties conducted heretofore with respect to any JetStar Acquisition Proposal; provided that, subject to Section 7.3(b), nothing contained in this Agreement shall prevent JetStar or its Board of Directors from (A) making any disclosure to the holders of JetStar Shares if in the good faith judgment of JetStar’s Board of Directors failure to make such disclosure would be inconsistent with its fiduciary duties under applicable law or (B) providing information (pursuant to a confidentiality agreement in reasonably customary form and which does not contain terms that prevent JetStar from complying with its obligations under this Section 5.2(a)) to or engaging in any negotiations or discussions with any person or group who has made an unsolicited bona fide JetStar Acquisition Proposal with respect to all of the outstanding shares of capital stock of JetStar or all or substantially all of the assets of JetStar if, with respect to the actions set forth in clause (B), (x) in the good faith judgment of JetStar’s Board of Directors, taking into account, among other things, the likelihood of consummation and after consultation with its financial advisors, such JetStar Acquisition Proposal is reasonably likely to result in a transaction more favorable to the holders of JetStar Shares from a financial point of view than the Merger (a “JetStar Superior Proposal”) and (y) the Board of Directors of JetStar, after consultation with its outside legal counsel, determines in good faith that the failure to do so would be inconsistent with its fiduciary obligations under applicable law.
     (b) JetStar agrees that it will notify Basic promptly (and in any event within 24 hours) if any proposal or offer relating to or constituting a JetStar Acquisition Proposal is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, JetStar or any of its officers, directors, employees, agents or representatives. In connection with such notice, JetStar shall indicate the identity of the person or group making such request or inquiry or engaging in such negotiations or discussions and the material terms and conditions of any JetStar Acquisition Proposal. Thereafter, JetStar shall keep Basic fully informed on a prompt basis (and in any event within 24 hours) of any material changes, additions or adjustments to the terms of any such proposal or offer. Prior to taking any action referred to in clause (B) of the proviso of Section 5.2(a), if JetStar intends to participate in any such discussions or negotiations or provide any such information to any such third party, JetStar shall give prior notice to Basic.
     (c) Nothing in this Section 5.2 shall permit JetStar to enter into any agreement with respect to a JetStar Acquisition Proposal during the term of this Agreement, it being agreed that, during the term of this Agreement, JetStar shall not enter into any agreement with any person that provides for, or in any way facilitates, a JetStar Acquisition Proposal, other than a confidentiality agreement and/or standstill agreement permitted under Section 5.2(a).
     SECTION 5.3 CONSENTS; NOTICE OF STOCKHOLDER ACTION. JetStar shall take all reasonable steps to allow the stockholders of JetStar to adopt and approve this Agreement and the transactions contemplated hereby by written consent, in accordance with applicable laws and JetStar’s certificate of incorporation and bylaws, on the date, and immediately after the execution, of this Agreement. JetStar will take all action required by Section 228 of the DGCL and its certificate of incorporation and bylaws to provide to the holders of JetStar Shares as of the date of this Agreement (or such other date established by the JetStar Board of Directors for such purpose), other than such holders who execute and deliver written consents approving the Merger pursuant to Section 228 of the DGCL, notice of action taken by written consent of stockholders for purposes of obtaining the JetStar Requisite Vote (all as required by Section 228 of the DGCL).
SECTION 5.4 FILINGS; REASONABLE BEST EFFORTS; ADDITIONAL FINANCIAL STATEMENTS.
     (a) Subject to the terms and conditions herein provided, JetStar and Basic shall:
          (i) promptly (but in not more than 10 Business Days from the date hereof) make their respective filings under the HSR Act with respect to the Merger and thereafter shall promptly make any other required submissions under the HSR Act;
          (ii) use their reasonable best efforts to satisfy the conditions to closing in Article 6 as promptly as practicable and to cooperate with one another in (1) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained from Governmental Authorities or other persons in connection with the execution and delivery of this Agreement and the consummation of the Merger and the transactions contemplated hereby; and (2) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations;
          (iii) promptly notify each other of any communication concerning this Agreement or the Merger from any governmental authority and permit the other party to review in advance any proposed communication concerning this Agreement or the Merger to any governmental authority;
          (iv) not agree to participate in any meeting or discussion with any governmental authority in respect of any filings, investigation or other inquiry concerning this Agreement or the Merger unless it consults with the other party in advance and, to the extent permitted by such governmental authority, gives the other party the opportunity to attend and participate thereat;
          (v) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives on the one hand, and any government or regulatory authority or members or their respective staffs on the other hand, with respect to this Agreement and the Merger; and

          (vi) furnish the other party with such necessary information and reasonable assistance as such other party and their respective affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Authorities, including any filings necessary or appropriate under the provisions of the HSR Act; provided that if the provisions of the HSR Act would prevent a party from disclosing such information to the other party, then such information may be disclosed to such party’s counsel.
     (b) Without limiting Section 5.4(a), prior to the earlier of the Termination Date or the Effective Time, Basic and JetStar shall:
          (i) each use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, and will cooperate with each other in order to remove, any decree, order, judgment or other legal impediment that would restrain, prevent or delay the consummation of the transactions contemplated by this Agreement; and
          (ii) each use its reasonable best efforts, and will cooperate with each other in order, to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law asserted by any governmental authority with respect to the Merger so as to enable the consummation of the transactions contemplated by this Agreement as soon as reasonably possible (and in any event no later than 60 days following the termination of all applicable waiting periods under the HSR Act, unless the parties are in litigation with the government, in which case at the conclusion of such litigation).
     (c) JetStar shall not, without Basic’s prior written consent, commit to any divestitures, licenses, hold separate arrangements or similar matters, including covenants affecting business operating practices (or allow its Subsidiaries to commit to any divestitures, licenses, hold separate arrangements or similar matters) in connection with the transactions contemplated by this Agreement.
     (d) JetStar shall deliver to Basic unaudited consolidated financial statements (including the related notes and schedules and supporting tax work papers) of JetStar, as of the end of, and for, each month during the period from the date of the most recent unaudited financial statements delivered by JetStar to Basic as part of Schedule 3.7(a) of the JetStar Disclosure Letter until the Closing Date (the “Additional Financial Statements”), in the form and substance contemplated by Section 3.7(a) hereof, within 30 days after the last day of each such month.
     SECTION 5.5 INSPECTION; CONFIRMATORY DUE DILIGENCE. From the date hereof until the earlier of the Termination Date or the Effective Time, each of JetStar and Basic shall allow all designated officers, attorneys, accountants and other representatives of the other party access at all reasonable times upon reasonable notice to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of JetStar or Basic and its Subsidiaries, including inspection of such properties, in order to confirm the accuracy of JetStar’s representations and warranties herein and for any other valid purpose; provided that no investigation pursuant to this Section 5.5 shall affect any representation or warranty given by any party hereunder, and provided further that notwithstanding the provision of information or investigation by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. In addition, JetStar and its Subsidiaries shall use their commercially reasonable efforts to cooperate with Grant Thornton in its conduct of an audit or review of the financial statements of JetStar and its Subsidiaries; provided that all expenses of Grant Thornton in connection therewith shall be borne by Basic, and the parties acknowledge and agree that the completion of such audit or review is not a condition to the Closing. Notwithstanding the foregoing, no party shall be required to provide any information which it reasonably believes it may not provide to any other party by reason of applicable law, rules or regulations, which that party reasonably believes constitutes information protected by attorney/client privilege, or which it is required to keep confidential by reason of contract or agreement with third parties. The parties hereto will make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. JetStar and Basic agree that they will not, and will cause their representatives not to, use any information obtained pursuant to this Section 5.5 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. All nonpublic information obtained pursuant to this Section 5.5 shall be governed by the Confidentiality Agreement dated June 12, 2006 between Basic and JetStar (the “Confidentiality Agreement”).
     SECTION 5.6 PUBLICITY. JetStar and Basic will consult with each other and will mutually agree upon any press releases or public announcements pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.
     SECTION 5.7 SECURITIES MATTERS.
     (a) From the date of this Agreement until the earlier of the Termination Date or the Effective Date, Basic and JetStar shall cooperate to take such actions as are reasonably necessary to provide for an exemption under Section 4(2) of the Securities Act for the issuance of the Basic Common Shares pursuant to this Agreement.
     (b) Basic shall, at or prior to the Effective Time, enter into a Registration Rights Agreement in the form attached hereto as Exhibit B (the “Registration Rights Agreement”) with the JetStar Stockholders’ Representative (solely in his capacity as such) and each Person who receives Basic Common Shares pursuant to the terms of this Agreement and who executes a counterpart signature page thereto.
     SECTION 5.8 LISTING APPLICATION. Basic shall use its reasonable best efforts to cause the Basic Common Shares to be issued in the Merger to be approved for listing on the New York Stock Exchange prior to the Effective Time, subject to official notice of issuance. Basic shall promptly prepare and submit to the New York Stock Exchange a supplemental listing application covering the shares of Basic Common Shares issuable in the Merger.

     SECTION 5.9 EXPENSES. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except as expressly provided in Section 7.5; provided that Basic and JetStar shall each pay 50% of the filing fee (the “HSR Fee”) required to be paid in connection with required filings under the HSR Act.
     SECTION 5.10 INDEMNIFICATION OF JETSTAR OFFICERS AND DIRECTORS; INSURANCE.
     (a) Basic and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), of JetStar or its Subsidiaries as provided in their respective certificate of incorporation or bylaws or other organization documents or in any applicable JetStar Material Contract shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Surviving Entity shall maintain in effect (and shall cause any of its successors or assigns of all or substantially all of the properties of the Surviving Entity to maintain in effect) exculpation, indemnification and advancement of expenses provisions applicable to any acts or omissions occurring on or before the Effective Time that are no less favorable in the aggregate than those of JetStar’s and any applicable JetStar Subsidiary’s certificate of incorporation and bylaws or similar organization documents in effect immediately prior to the Effective Time or in any applicable JetStar Material Contract, and any amendment, repeal or other modification of any such provisions, for a period of six (6) years from the Effective Time, shall not reduce the available exculpation, indemnification and advancement of expenses provisions applicable to any acts or omissions occurring on or before the Effective Time for such Indemnified Parties; provided that all rights to indemnification in respect of any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”) pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Basic shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Entity and its Subsidiaries to honor, in accordance with their respective terms, each of the agreements contained in this Section 5.10.
     (b) JetStar shall be entitled, in its discretion, prior to the Effective Time, to purchase “tail” insurance coverage relating to its current policies of directors’ and officers’ liability insurance and fiduciary liability insurance, provided that the premiums for such insurance coverage shall be deducted (without duplication) in determining Net Working Capital except to the extent paid before Closing. Basic shall not, and shall not permit any of its Subsidiaries to, cancel, amend or modify any such policy.
     (c) Basic shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided in this Section 5.10.
     (d) The provisions of this Section 5.10 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

     SECTION 5.11 EMPLOYEE BENEFITS.
     (a) Basic hereby agrees to honor, and agrees to cause its Subsidiaries to honor, all employee benefit plans, contracts, agreements and commitments of JetStar and its Subsidiaries maintained or entered into by JetStar or any of its Subsidiaries prior to the Effective Time that apply to any current or former employee or current or former director of JetStar or any of its Subsidiaries, including the employment agreements between JetStar or any of its Subsidiaries and certain of its key employees (copies of which employment agreements have been furnished to Basic); provided that, except as otherwise expressly provided in this Section 5.11, Basic reserves the right to modify any such plan, contract, agreement or commitment in accordance with its terms.
     (b) Notwithstanding the provisions of Section 5.11(a):
          (i) To the extent permitted under existing benefit plans, programs, policies and arrangements of Basic and its Subsidiaries (the “Basic Plans”), each employee of JetStar and its Subsidiaries (and any successor entities to JetStar) who becomes a participant in any Basic Plan on or after the Effective Time shall be given credit under such plan, program, policy, or arrangement for all service with JetStar and its Subsidiaries and any of their predecessors to the extent such predecessor employment was recognized by JetStar and its Subsidiaries, and, if applicable, with Basic and its Subsidiaries, prior to becoming such a participant for purposes of eligibility, vesting and benefit determination; provided that this Section 5.11(b)(i) shall not result in the duplication of any benefit or apply to the determination of accrual service under any defined benefit pension plan as defined in section 3(35) of ERISA (regardless of whether such plan is qualified under Code section 401(a)), shall not apply to the determination of the right to receive, or the amount of, any retiree or other post-retirement medical service (except for COBRA medical continuation coverage as described in section 4980B of the Code). The parties acknowledge that Basic’s 401(k) plan will not permit such credit to be given, and that all employees of JetStar and its Subsidiaries who continue as employees after the Effective Time shall be subject to waiting periods and vesting under Basic’s 401(k) plan from the Effective Time.
          (ii) To the extent permitted under the Basic Plans, Basic shall cause each employee of JetStar and its Subsidiaries who was covered immediately prior to the Effective Time by a JetStar Plan that is a group health plan to be covered under a group health plan maintained by Basic as of the Effective Time and without any gap or lapse of coverage and Basic shall cause (A) such employee and his or her eligible dependents (including, without limitation, all such dependents of the employee covered immediately prior to such time under such JetStar Plan) to be credited under such Basic group health plan, for the year during which such coverage under such group health plan begins, with any deductibles and copayments already incurred during such year under such JetStar Plan, and (B) such Basic group health plan to waive any preexisting condition restrictions to the extent necessary to provide immediate coverage to the extent such preexisting condition restrictions have been satisfied or waived, or would have been satisfied or waived, under such JetStar Plan or as otherwise required by applicable law.

          (iii) Nothing in this Section 5.11 shall be construed to restrict the ability of Basic (including, without limitation, JetStar and any successor entity to JetStar for so long as it is a Subsidiary of Basic) to modify or terminate any plan at or after the Effective Time.
          (iv) Nothing in this Section 5.11 shall be construed as a contract of employment, and this Section 5.11 shall not give any employee the right to be retained in the employ of Basic or any of its Subsidiaries. Nothing in this Section 5.11 shall be construed to require the provision of coverage or benefits to an employee except to the extent such coverage or benefits is otherwise required pursuant to applicable law, the terms of the applicable plan or arrangement or any employment agreement or employment offer letter.
          (v) Nothing herein shall be construed to cause the employees of JetStar to be third party beneficiaries with respect to the provisions of this Section 5.11 or have any rights to enforce such provisions against the parties.
     (c) Subject to satisfying Basic’s customary conditions to employment, Basic or one of its Subsidiaries shall offer all employees of JetStar and its Subsidiaries as of the Effective Time the opportunity to remain employed by JetStar or such Subsidiary or Basic of one of its Subsidiaries after the Effective Time at compensation levels substantially equivalent to the levels paid by Basic or its Subsidiaries to similar employees.
     SECTION 5.12 CASHED-OUT OPTIONS.
     (a) Prior to the Closing, the Committee under the JetStar Option Plan shall take any and all actions necessary or desirable under the JetStar Option Plan to substitute cash in the amount determined pursuant to Section 5.12(b) in lieu of any Cashed-Out Options as of the Effective Time and to terminate the JetStar Option Plan as of the Effective Time. All resolutions, documents, agreements, notifications and other instruments relating to such substitution and termination shall be in form and substance reasonably satisfactory to Basic.
     (b) The amount of cash which shall be substituted under the JetStar Option Plan as of the Effective Time for an option to purchase one JetStar Common Share shall equal (a) (i) the sum of the Estimated Total Merger Consideration plus the Aggregate Option Exercise Price, divided by (ii) the Fully-Diluted JetStar Shares, minus (b) the exercise price per share of such Cashed-Out Option.
     (c) Basic shall, or shall cause Merger Sub to, pay each Remaining Option Holder the cash amount determined in accordance with this Section 5.12 for such Remaining Option Holder’s Cashed-Out Options at the Effective Time in accordance with Section 2.3(h).
     SECTION 5.13 TAX MATTERS.
     (a) JetStar shall duly and timely file all Tax Returns required to be filed prior to the Closing Date with federal, state, local and other Tax Authorities, subject to timely extensions permitted by law; provided that JetStar shall promptly notify Basic of any such extensions.

     (b) JetStar shall provide Basic with a certification in accordance with the requirements of Treasury Regulation Section 1.1445-2(c)(3) that it is not a United States real property holding corporation.
     (c) Basic, Merger Sub and Jet Star shall each use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the Tax opinions set forth in Section 6.2(d) and Section 6.3(f). Basic, Merger Sub and Jet Star agree to file all Tax Returns consistent with the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and in particular as a transaction described in Section 368(a)(1)(A) of the Code and Treasury Regulations Section 1.368-2(b)(1)(ii). This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Sec. 1.368-2(g).
     (d) Basic and Merger Sub shall deliver to Andrews Kurth LLP and Jones Day a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of Basic, containing representations of Basic and Merger Sub, and JetStar shall deliver to Andrews Kurth LLP and Jones Day a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of JetStar, containing representations of JetStar, in each case as shall be reasonably necessary or appropriate to enable Andrews Kurth LLP and Jones Day to render the opinions described in Section 6.2(d) and Section 6.3(f). Each of Basic, Merger Sub and JetStar shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the tax representation letters described in this Section 5.13.
     SECTION 5.14 CONTROL OF OPERATIONS. Nothing contained in this Agreement shall give Basic, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, JetStar shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
     SECTION 5.15 JETSTAR INDEBTEDNESS. Basic hereby agrees that it will pay or cause to be paid all Outstanding Indebtedness at or simultaneously with the Effective Time.
ARTICLE 6
CONDITIONS
     SECTION 6.1 CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver by mutual agreement of the parties at or prior to the Closing of the following conditions:
     (a) The waiting period (and any extension thereof) applicable to the consummation of the Merger shall have expired or been terminated under the HSR Act.
     (b) None of the parties hereto shall be subject to any decree, order or injunction of a court of competent jurisdiction, U.S. or foreign, which prohibits the consummation of the Merger, and no statute, rule or regulation shall have been enacted by any governmental authority which prohibits or makes unlawful the consummation of the Merger.

     (c) The Basic Common Shares to be issued pursuant to the Merger shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.
     (d) The Escrow Agreement shall have been duly executed and delivered by the Escrow Agent.
     (e) The estimates of Environmental Remediation Costs identified pursuant to Section 2.7 prior to Closing shall not exceed $1,000,000 in the aggregate.
     SECTION 6.2 CONDITIONS TO OBLIGATION OF JETSTAR TO EFFECT THE MERGER. The obligation of JetStar to effect the Merger shall be subject to the fulfillment by Basic and Merger Sub or waiver by JetStar at or prior to the Closing of the following conditions:
     (a) Basic and Merger Sub shall have performed in all material respects their respective covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Basic and Merger Sub contained in this Agreement and in any document delivered in connection herewith (i) to the extent qualified by Basic Material Adverse Effect or any other materiality qualification shall be true and correct and (ii) to the extent not qualified by Basic Material Adverse Effect or any other materiality qualification shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date), and JetStar shall have received a certificate of Basic, executed on its behalf by its President or one of its Senior Vice Presidents, dated the Closing Date, certifying to such effect.
     (b) No event or events shall have occurred since the date of this Agreement which, individually or in the aggregate, has or would reasonably be expected to have a Basic Material Adverse Effect.
     (c) Basic or Merger Sub shall have deposited, or cause to be deposited, (i) the Escrow Deposit with the Escrow Agent, and (ii) cash and a number of Basic Common Shares required to be deposited with the Exchange Agent under Section 2.3(a).
     (d) JetStar shall have received an opinion (reasonably acceptable in form and substance to JetStar) from Jones Day, dated as of the Closing Date, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (ii) each of Basic and JetStar will be a party to such reorganization within the meaning of Section 368(b) of the Code, (iii) no gain or loss will be recognized by Basic, JetStar or Merger Sub as a result of the Merger and (iv) no gain or loss, except with respect to the amount of cash Merger Consideration received, cash received in lieu of fractional shares and cash received by dissenting stockholders, will be recognized by a stockholder of JetStar as a result of the Merger with respect to the JetStar Shares converted into Basic Common Shares by such stockholder, and such opinion shall not have been withdrawn, revoked or modified. Such opinion may be based upon representations of the Parties contained in this Agreement and in the tax representation letters described in Section 5.13.
     (e) The JetStar Required Vote shall have been obtained on the date of this Agreement.

     SECTION 6.3 CONDITIONS TO OBLIGATION OF BASIC TO EFFECT THE MERGER. The obligations of Basic and Merger Sub to effect the Merger shall be subject to the fulfillment by JetStar or waiver by Basic at or prior to the Closing of the following conditions:
     (a) JetStar shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of JetStar contained in this Agreement and in any document delivered in connection herewith (i) to the extent qualified by JetStar Material Adverse Effect or any other materiality qualification shall be true and correct and (ii) to the extent not qualified by JetStar Material Adverse Effect or any other materiality qualification shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date), and Basic shall have received a certificate of JetStar, executed on its behalf by its President or one of its Senior Vice Presidents, dated the Closing Date, certifying to such effect.
     (b) The number of Dissenting JetStar Shares shall not exceed 7% of the total number of Fully-Diluted JetStar Common Shares outstanding immediately prior to the Effective Time.
     (c) All of the JetStar Warrants shall have been exercised immediately prior to the Closing.
     (d) The Non-Competition agreements entered into on or prior to the date of this Agreement in the form attached hereto as Exhibit C between Basic and the key employees of JetStar and its Subsidiaries listed on Schedule 6.3(d) of the JetStar Disclosure Letter shall remain in full force and effect.
     (e) No event or events shall have occurred since the date of this Agreement which, individually or in the aggregate, has or would reasonably be expected to have a JetStar Material Adverse Effect.
     (f) Basic shall have received an opinion (reasonably acceptable in form and substance to Basic) from Andrews Kurth LLP, dated as of the Closing Date, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (ii) each of Basic and JetStar will be a party to such reorganization within the meaning of Section 368(b) of the Code, and (iii) no gain or loss will be recognized by Basic, JetStar or Merger Sub as a result of the Merger, and such opinion shall not have been withdrawn, revoked or modified. Such opinion may be based upon representations of the Parties contained in this Agreement and in the tax representation letters described in Section 5.13.
ARTICLE 7
TERMINATION
     SECTION 7.1 TERMINATION BY MUTUAL CONSENT. This Agreement may be terminated at any time prior to the Effective Time by the mutual written agreement of JetStar and Basic approved by action of their respective Boards of Directors.

     SECTION 7.2 TERMINATION BY BASIC OR JETSTAR. At any time prior to the Effective Time, this Agreement may be terminated by JetStar or Basic, in either case by written notice to the other party following an action of its Board of Directors, if:
     (a) the Closing shall not have occurred by March 19, 2007; provided that the right to terminate this Agreement pursuant to this Section 7.2 (a)  shall not be available to any party whose failure or whose affiliates’ failure to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the principal cause of, or resulted in, the failure of the Closing to occur on or before such date; or
     (b) a governmental authority shall have issued an order, decree or ruling or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action (including the enactment of any statute, rule, regulation, decree or executive order) shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.2(b) shall have complied with Section 5.4 and with respect to other matters not covered by Section 5.4 shall have used its reasonable best efforts to remove such injunction, order or decree.
     SECTION 7.3 TERMINATION BY JETSTAR. At any time prior to the Effective Time, this Agreement may be terminated by JetStar, by written notice to Basic following an action of its Board of Directors, if:
     (a) (i) there has been a breach by Basic or Merger Sub of any of their respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 6.2 would not be satisfied and (ii) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given to Basic by JetStar; provided that the right to terminate this Agreement pursuant to this Section 7.3(a) shall not be available to JetStar if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 6.3(a) shall not be satisfied;
     (b) at any time prior to the date that is 20 days after the date on which JetStar mails notice of obtaining the JetStar Requisite Consent to its stockholders who did not so consent, the Board of Directors of JetStar shall have withdrawn the Board’s approval or recommendation of this Agreement and the Merger and recommended and declared advisable a JetStar Superior Proposal, or resolved to do the foregoing, after the Board shall have determined in good faith after consultation with its outside legal counsel that the failure to so withdraw its recommendation and recommend such JetStar Superior Proposal would be inconsistent with its fiduciary obligations under applicable law; provided that JetStar shall not have the right to terminate pursuant to this Section 7.3(b) until it (i) shall have delivered to Basic written notice at least four Business Days prior to such termination of JetStar’s intention to terminate pursuant to this Section 7.3(b), which notice shall state the most recent terms and conditions of the JetStar Superior Proposal, the identity of the Person or group making the JetStar Superior Proposal, a copy of the definitive agreement proposed to be entered into in connection with the JetStar Superior Proposal; and (ii) shall have provided Basic with a reasonable opportunity to make such adjustments in the terms and conditions of this Agreement and negotiate in good faith with respect thereto during such four-Business Day period, so that such proposal no longer constitutes a JetStar Superior Proposal, in which case JetStar shall no longer have the right to terminate under this Section 7.3(b) with respect to such proposal.
     SECTION 7.4 TERMINATION BY BASIC. At any time prior to the Effective Time, this Agreement may be terminated by Basic, by action of its Board of Directors, if:
     (a) (i) there has been a breach by JetStar of any representation, warranty covenant or agreement set forth in this Agreement such that the conditions set forth in Section 6.3(a) would not be satisfied and (ii) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given by Basic to JetStar; provided that the right to terminate this Agreement pursuant to this Section 7.4(a) shall not be available to Basic if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 6.2(a) shall not be satisfied; or
     (b) the Board of Directors of JetStar shall have withdrawn, modified, withheld or changed, in a manner adverse to Basic, the Board’s approval or recommendation of this Agreement or the Merger, or recommended that the holders of JetStar Shares accept the JetStar Superior Proposal, or resolved to do any of the foregoing.
     SECTION 7.5 EFFECT OF TERMINATION. If this Agreement is terminated:
          (i) by JetStar pursuant to Section 7.3(b); or
          (ii) by Basic pursuant to Section 7.4(b);
then JetStar shall pay to Basic the Termination Amount (as defined below) and, in addition, reimburse Basic for all expenses incurred by Basic in connection with this Agreement up to the Reimbursement Maximum Amount (as defined below) prior to or upon termination of this Agreement. All payments under this Section 7.5 shall be made in cash by wire transfer to an account designated by Basic at the time of such termination. The term “Termination Amount” shall mean $3,500,000. The term “Reimbursement Maximum Amount” shall mean $250,000. JetStar acknowledges that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Basic would not enter into this Agreement; accordingly, if JetStar fails promptly to pay any amount due pursuant to this Section 7.5, and, in order to obtain such payment, Basic commences a suit which results in a judgment against JetStar for the payment set forth in this Section 7.5, JetStar shall pay to Basic its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the Termination Amount and other amounts to be reimbursed to Basic under this Section 7.5 from the date payment was required to be made until the date of such payment at the prime rate of interest as published in the Wall Street Journal in effect on the date such payment was required to be made plus one percent (1%). If this Agreement is terminated pursuant to a provision that calls for a payment to be made under this Section 7.5, it shall not be a defense to JetStar’s obligation to pay hereunder that this Agreement could have been terminated under a different provision or could have been terminated at an earlier or later time.

ARTICLE 8
INDEMNIFIED BUYER LOSSES AND INDEMNIFIED JETSTAR LOSSES
     SECTION 8.1 INDEMNIFIED BUYER LOSSES. From and after the Effective Time, JetStar shall no longer have any liability with regard to any representation or warranty of JetStar set forth in Article 3 or any breach by JetStar of, or the failure by JetStar to perform, any covenant or other agreement of JetStar to be performed by JetStar prior to the Closing. Notwithstanding the foregoing, and subject to the limitations of this Article 8, including Section 8.2 and Section 8.6, from and after the Closing, each Basic Indemnified Person will be indemnified and held harmless, subject to the limitations set forth in Section 8.2, solely from the amounts in the Escrow Deposit (including any Escrow Earnings), from and against any Indemnified Buyer Losses. “Indemnified Buyer Losses” shall mean any liabilities, losses, damages, demands, assessments, claims, costs and expenses (including interest, awards, judgments, penalties, settlements, fines, costs of remediation, costs and expenses incurred in connection with investigating and defending any claims or causes of action (including, without limitation, reasonable attorneys’ fees and expenses and all reasonable fees and expenses of consultants and other professionals)) actually suffered, incurred or realized by Basic, each of its affiliates and each of their respective officers, directors, employees, agents, stockholders and controlling Persons and their respective successors and assigns arising (a “Basic Indemnified Person”) out of or resulting from or relating to (x) any breach of any representation or warranty of JetStar set forth in Article 3, (y) any breach by JetStar of, or the failure by JetStar to perform, any covenant or other agreement of JetStar to be performed by JetStar prior to the Closing, or (z) any Environmental Defect and related Environmental Remediation Costs. With respect to any Indemnified Buyer Losses potentially recoverable under an applicable policy or policies of insurance, (i) Basic or the Surviving Entity will make a claim with respect thereto under the applicable insurance policy or policies, and (ii) to the extent amounts paid to Basic from the Escrow Deposit in respect of Indemnified Buyer Losses are potentially recoverable under an applicable policy or policies of insurance, Basic and/or the Surviving Entity will, upon written request to do so, assign to the JetStar Stockholders’ Representative, for the benefit of the former stockholders of JetStar (other than holders of Dissenting JetStar Shares), any such claim or claims under such applicable policy or policies of insurance up to the amount so paid to Basic (with any additional recoveries being for the benefit of Basic).
     SECTION 8.2 LIMITATIONS ON INDEMNIFIED BUYER LOSSES.
     (a) If any Buyer Indemnified Person becomes potentially entitled to any indemnification pursuant to Section 8.1 of this Agreement, the amount that such Buyer Indemnified Person is entitled to recover in connection therewith shall nevertheless be limited as follows:
          (i) first, no Indemnified Buyer Losses shall be payable until the total of all such Indemnified Buyer Losses exceeds Five Hundred Thousand Dollars ($500,000) (the “Deductible”), and then only the excess amounts above the Deductible shall be recoverable by Buyer Indemnified Persons; and
          (ii) second, the only available source of payment for any Indemnified Buyer Losses shall be up to $7,500,000 of the Escrow Deposit (plus any Escrow Earnings on such amount) held by the Escrow Agent under the Escrow Agreement to the extent such funds have not yet been distributed to the former holders of JetStar Shares under the terms hereof and/or the Escrow Agreement.
     (b) The former holders of JetStar Shares or the Cashed-Out Options, and the JetStar Stockholders’ Representative, individually or as a group, shall not have any personal liability for the payment of any indemnification obligations hereunder.
     (c) Any claim for an Indemnified Buyer Loss must be made within one year after the Effective Time.
     SECTION 8.3 INDEMNIFIED JETSTAR LOSSES. From and after the Closing Basic and Merger Sub hereby jointly and severally agree to indemnify and hold harmless the former holders of JetStar Shares (other than Dissenting JetStar Shares) or the Cashed-Out Options, the JetStar Stockholders’ Representative (in his capacity as such), and their respective directors, officers and employees (each a “JetStar Indemnified Person” and, collectively, the “JetStar Indemnified Persons”) for, from and against any Indemnified JetStar Losses arising out of (i) the breach of any representation or warranty of Basic or Merger Sub contained in or made pursuant to this Agreement or (ii) the breach by Basic or Merger Sub of, or the failure by Basic or Merger Sub to perform, any of its or their covenants or other agreements contained in this Agreement. “Indemnified JetStar Losses” shall mean any liabilities, losses, damages, demands, assessments, claims, costs and expenses (including interest, awards, judgments, penalties, settlements, fines, costs of remediation, costs and expenses incurred in connection with investigating and defending any claims or causes of action (including, without limitation, reasonable attorneys’ fees and expenses and all reasonable fees and expenses of consultants and other professionals)) actually suffered, incurred or realized by any JetStar Indemnified Person.
     SECTION 8.4 LIMITATIONS ON INDEMNIFIED JETSTAR LOSSES.
     (a) If any JetStar Indemnified Person becomes potentially entitled to any indemnification pursuant to Section 8.3 of this Agreement (except with regard to any breach by Basic of its obligations pursuant to Article 2 or Section 5.12(c), to which the limitations in this Section 8.4 shall not apply), the amount that such JetStar Indemnified Person is entitled to recover in connection therewith shall nevertheless be limited as follows:
          (i) first, no Indemnified JetStar Losses shall be payable until the total of all such Indemnified JetStar Losses exceeds the Deductible, and then only the excess amounts above the Deductible shall be payable; and
          (ii) second, the maximum aggregate liability of Basic and Merger Sub for Indemnified JetStar Losses shall not exceed $7,500,000.
     (b) Any claim for an Indemnified JetStar Loss must be made within one year after the Effective Time or, with respect to Article 2 or Section 5.12(c), one year after the date when such payment is due to the extent later than the Effective Time.
     (c) This Section 8.4 shall not limit any rights with respect to, or claim for damages for breach of, Section 5.10.

     SECTION 8.5 PROCEDURE FOR CLAIMS. Subject to the limitations set forth in this Article 8, all claims for Indemnified Buyer Losses or Indemnified JetStar Losses under this Article 8 shall be asserted and resolved by either a Basic Indemnified Person or a JetStar Indemnified Person (each, an “Indemnified Person”) as follows:
     (a) An Indemnified Person shall promptly give Basic or the JetStar Stockholders’ Representative, as applicable (each an “Indemnifying Person,” as applicable) notice of any matter that such Indemnified Person has determined has given or could give rise to a claim for indemnification (a “Claim Notice”) under this Article 8, stating the amount of the Indemnified Buyer Loss or Indemnified JetStar Loss, if known, and method of computation thereof, all with reasonable particularity, and stating with particularity the nature of such matter. Failure to provide such Claim Notice shall not affect the indemnification rights of such Indemnified Person hereunder except to the extent such failure shall have resulted in Indemnified Buyer Losses or Indemnified JetStar Losses that could have been actually avoided had such Claim Notice been provided within such required time period or to the extent such Claim Notice shall not have been sent within the time limitations set forth in this Article 8. The Indemnifying Person shall, within thirty (30) days after its receipt of a Claim Notice, notify the Indemnified Person in writing as to whether the Indemnifying Person admits or disputes the claim described in the Claim Notice. If the Indemnifying Person gives written notice that it admits the indemnification claim described in such Claim Notice, then the Indemnified Person shall be entitled to indemnification pursuant to the provisions of this Article 8, and subject to the limitations hereof, with respect to the estimated amount of Indemnified Buyer Losses or Indemnified JetStar Losses stated in the Claim Notice. If the Indemnifying Person notifies the Indemnified Person in writing that it disputes such claim for indemnification, or that it admits the entitlement of the Indemnified Person to indemnification under this Article 8 with respect thereto but disputes the amount of the Indemnified Buyer Losses or Indemnified JetStar Losses in connection therewith, or if the Indemnifying Person fails to notify the Indemnified Person within such thirty (30) day period that it either admits or disputes such claim for indemnification, then in either of such cases the indemnification claim described in the Claim Notice shall be a disputed indemnification claim that must be resolved by settlement between the Indemnified Person and the Indemnifying Person, or by proceedings commenced in an appropriate court of competent jurisdiction by either the Indemnifying Person or the Indemnified Person, or by any other mutually agreeable method.
     (b) If a claim is asserted against an Indemnified Person by a person other than a party to this Agreement and is based on factual allegations which, if true, would entitle the Indemnified Person to indemnification hereunder (any such claim, a “Third Party Claim”), the Indemnified Person against whom the Third Party Claim is asserted shall give written notice (a “Third Party Claim Notice”) to the Indemnifying Person of the assertion of such Third Party Claim, describing in such notice in reasonable detail to the extent then known the nature of the Third Party Claim and the factual basis and circumstances surrounding same and estimating the amount of Indemnified Buyer Losses or Indemnified JetStar Losses attributable to such Third Party Claim to the extent feasible (which estimate shall not be conclusive of or binding as to the final amount of such indemnification claim). A copy of all papers served on or received by the Indemnified Person with respect to such Third Party Claim, if any, shall be attached to the Third Party Claim Notice. The failure of an Indemnified Person to properly deliver a Third Party Claim Notice to the Indemnifying Person shall not defeat or prejudice the indemnification rights under this Article 8 of such Indemnified Person with respect to the related Third Party Claim unless and except to the extent that the resulting delay is materially prejudicial to the defense of the Third Party Claim or the amount of Indemnified Buyer Losses or Indemnified JetStar Losses associated therewith. Within fifteen (15) days after receipt of any Third Party Claim Notice with respect to a Third Party Claim (the “Election Period”), the Indemnifying Person shall notify the Indemnified Person who provided the Third Party Claim Notice in writing that the Indemnifying Person either (i) disputes the right of the Indemnified Person to indemnification under this Article 8 with respect to that Third Party Claim, or (ii) admits the right of the Indemnified Person to indemnification under this Article 8 with respect to Indemnified buyer Losses or Indemnified JetStar Losses arising in connection with that Third Party Claim. The failure of the Indemnifying person to respond to the Indemnified Person within such fifteen (15) day period after receipt of a Third Party Claim Notice by the shall be deemed to constitute a response by the Indemnifying Person that it denies the right of such Indemnified Person to indemnification under this Article 8 with respect to that Third Party Claim.
     (c) If the Indemnifying Person admits that an Indemnified Person is entitled to indemnification under this Article 8 with respect to a Third Party Claim, then in such event (i) the Indemnifying Person shall defend the Third Party Claim with counsel approved by the Indemnified Person (which approval shall not be unreasonably withheld, delayed or conditioned), and if the Indemnifying Person is the JetStar Stockholders’ Representative, the reasonable costs of such defense incurred by the Indemnifying Person shall be paid from the Escrow Deposit, and (ii) the Indemnifying Person shall not enter into any settlement of the Third Party Claim unless such settlement is approved in writing by the Indemnified Person (which approval may not be unreasonably withheld, delayed or conditioned). In the event the Indemnifying Person assumes the defense against any such Third Party Claim as provided above, the Indemnified Party shall have the right to participate in the defense of such asserted liability, shall cooperate with the Indemnifying Person in such defense and will attempt to make available on a reasonable basis to the Indemnifying Person all witnesses, pertinent records, materials and information in its possession or under its control relating thereto as is reasonably required by the Indemnifying Person. The Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof; provided that the fees and expenses of such separate counsel shall be at the expense of the Indemnified Party unless the employment of such counsel shall have been specifically authorized in writing by the Indemnifying Person or the Indemnified Party shall have been advised by such counsel that there is one or more legal defenses available to it that are different from or additional to those available to the Indemnifying Person. In any such case, the Indemnified Buyer Losses or Indemnified JetStar Losses shall not, in connection with any one action or separate but substantially similar or related action in the same jurisdiction arising out of the same general allegations or circumstances, include the fees and expenses of more than one separate firm of attorneys (in addition to local counsel) for the Indemnified Party. In the event the Indemnifying Party does not elect to conduct the defense against any such Third Party Claim, the Indemnified Buyer Losses or Indemnified JetStar Losses shall include all reasonable costs and expenses of such defense as incurred by the Indemnified Party and the Indemnifying Party shall cooperate with the Indemnified Party (and be entitled to participate) in such defense and attempt to make available to it on a reasonable basis all such witnesses, records, materials and information in its possession or under its control relating thereto as is reasonably required by the Indemnified Party. If the Indemnifying Person disputes the right of the Indemnified Person to indemnification under this Article 8 with respect to the Third Party Claim described in a Third Party Claim Notice, then in such event (i) the

Indemnified Person may defend the Third Party Claim with counsel of its choice and may enter into a settlement thereof without seeking or obtaining approval of the Indemnifying Person as to counsel employed or for the making of such settlement, and (ii) the amount of Indemnified Buyer Losses or Indemnified JetStar Losses incurred by the Indemnified Person in connection with such Third Party Claim, and the Indemnified Person’s right to indemnification under this Article 8 with respect thereto, shall be a disputed indemnification claim to be resolved by settlement between the Indemnifying Person and the Indemnified Person, or by appropriate proceedings in any court of competent jurisdiction.
     (d) Payment of all amounts determined pursuant to this Section 8.5 to be owed to a Basic Indemnified Person shall be made by only by the Escrow Agent, only to the extent contemplated by Section 2.4(a), in accordance with the terms of Section 2.4(b)(iii) and the Escrow Agreement, and within ten (10) days after (i) the making of a binding settlement, or (ii) the expiration of all appeal rights from a final adjudication of a court of competent jurisdiction with respect thereto, or (iii) the final and non-appealable determination of such liability and amount by any other resolution method undertaken pursuant to the mutual written agreement of the Basic Indemnified Person and the JetStar Stockholders’ Representative. Payment of all amounts determined pursuant to this Section to be owed to a JetStar Indemnified Person shall be made by Basic, within ten (10) days after (i) the making of a binding settlement, or (ii) the expiration of all appeal rights from a final adjudication of a court of competent jurisdiction with respect thereto, or (iii) the final and non-appealable determination of such liability and amount by any other resolution method undertaken pursuant to the mutual written agreement of Basic and the JetStar Indemnified Person. Any such payment shall be paid to the JetStar Stockholders’ Representative for the account of such JetStar Indemnified Person, and shall be paid to the former holders of JetStar Shares (other than Dissenting JetStar Shares), pro rata according to the number of Partially-Diluted JetStar Shares represented thereby; provided that any such payments will be made to the former holders of JetStar Shares (other than Dissenting JetStar Shares) in cash and Basic Common Shares. The cash and Basic Common Shares payable pursuant to the immediately preceding sentence shall be allocated among the recipients thereof in the same manner as the right to receive payments of cash and Basic Common Shares was allocated among the holders of JetStar Shares (other than Dissenting JetStar Shares) as of the Effective Time. Any payments made to Basic out of the Escrow Deposit shall be treated as a reduction in the consideration paid by Basic in connection with the Merger. Any payments made by Basic pursuant to this Section 8.5(d) shall be treated as an increase in the consideration paid by Basic in connection with the Merger.
     SECTION 8.6 EXCLUSIVE POST-CLOSING REMEDY. After the Closing, and except for any non-monetary, equitable relief to which any Indemnified Person may be entitled, the rights and remedies set forth in this Article 8 shall constitute the sole and exclusive rights and remedies of the Indemnified Persons under or with respect to the subject matter of this Agreement.
     SECTION 8.7 LIABILITY LIMITATIONS. In no event shall any Indemnified Person be, under or in respect of this Agreement, entitled to recover indirect, incidental, consequential, punitive or exemplary damages. Additionally, Basic, Merger Sub and JetStar hereby waive as to each former officer and director of JetStar, from and after the Closing, any and all claims and any causes of action for monetary damages under or with respect to the subject matter of this Agreement (other than any claims or causes of action arising out of the express provisions of this Article 8) or, to the extent liabilities with respect thereto would be subject to indemnification as provided in the respective certificate of incorporation or bylaws or other organization documents of JetStar or its Subsidiaries or in any applicable JetStar Material Contract, any breach or alleged breach of fiduciary obligation by such officer or director to JetStar that Basic, Merger Sub or JetStar might otherwise be entitled to assert against any such former officer or director, including under any law.
ARTICLE 9
GENERAL PROVISIONS
     SECTION 9.1 SURVIVAL. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to Article 7, all rights and obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to Section 7.5 and Section 5.10 and except for the provisions of this Section 9.1, Section 9.2, Section 9.3, Section 9.4, Section 9.6, Section 9.8, Section 9.9, Section 9.10, Section 9.11, Section 9.12, Section 9.13 and Section 9.14 and the Confidentiality Agreement; provided that nothing herein shall relieve any party from any liability for any breach prior to such termination by such party of any of its covenants or agreements set forth in this Agreement and, subject to Section 9.13, all rights and remedies of such nonbreaching party under this Agreement in the case of such a breach, at law or in equity, shall be preserved.
     SECTION 9.2 NOTICES. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission or by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:
(a)	if to Basic or Merger Sub:
Basic Energy Services, Inc.
400 West Illinois, Suite 800
Midland, Texas 79701
Facsimile: (432) 570-0598
Attn: Kenneth V. Huseman, Chief Executive Officer
with a copy to (which shall not constitute notice):
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
Facsimile: (713) 220-4285
Attn: David Buck and Mark Young
(b)	if to JetStar:
JetStar Consolidated Holdings, Inc.
750 North St. Paul Street, Suite 530
Dallas, Texas 75201
Facsimile: (214) 953-1611
Attn: James Collet, Chief Executive Officer

And to
Parallel Investment Partners
2100 McKinney, Suite 1200
Dallas, Texas 75201
Facsimile: (214) 740-3630
Attn: Clark R. Crosnoe
with a copy to (which shall not constitute notice):
Jones Day
2727 North Harwood Street
Dallas, Texas 75201
Facsimile: 214-969-5100
Attn: Michael Weinberg
or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.
     SECTION 9.3 ASSIGNMENT; BINDING EFFECT; BENEFIT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for the provisions of Article 2 and Article 8 (with respect to the Indemnified Parties) and as provided in Section 9.16 (with respect to the JetStar Stockholders’ Representative) and Section 5.10, notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement.
     SECTION 9.4 ENTIRE AGREEMENT. This Agreement, the Registration Rights Agreement, the Escrow Agreement, the Confidentiality Agreement, the exhibits to this Agreement, the JetStar Disclosure Letter and the Basic Disclosure Letter constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF BASIC, MERGER SUB OR JETSTAR MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES, WITH RESPECT TO THE EXECUTION AND

DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY OTHER PARTY OR ANY OTHER PARTY’S REPRESENTATIVES OF ANY DOCUMENT OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.
     SECTION 9.5 AMENDMENTS. This Agreement may be amended by the parties hereto, by action taken or authorized by their Boards of Directors, at any time before or after approval of the Merger by the stockholders of JetStar and Merger Sub entitled to vote on the Merger, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
     SECTION 9.6 GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL. THIS AGREEMENT, AND ALL CLAIMS AND CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF, OR RELATE TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT) SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE. EACH OF JETSTAR, MERGER SUB AND BASIC HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE COMPETENT COURTS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA, IN EITHER CASE LOCATED IN WILMINGTON, DELAWARE (THE “DELAWARE COURTS”) FOR ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY (AND AGREES NOT TO COMMENCE ANY LITIGATION RELATING THERETO EXCEPT IN SUCH COURTS), WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUCH LITIGATION IN THE DELAWARE COURTS AND AGREES NOT TO PLEAD OR CLAIM IN ANY DELAWARE COURT THAT SUCH LITIGATION BROUGHT THEREIN HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
     SECTION 9.7 RESOLUTION OF DISPUTES REGARDING NET WORKING CAPITAL AND NET DEBT. If the JetStar Stockholders’ Representative timely disputes the determination of the actual Net Working Capital or the actual Net Debt as shown on the Post-Closing Statement, Basic and the JetStar Stockholders’ Representative will use their commercially reasonable efforts to negotiate an agreement on such amounts. If the parties cannot agree within thirty (30) Business Days after the date Basic receives notice of the JetStar

Stockholders’ Representative’s objection, then the issues in dispute will be submitted to Grant Thornton LLP, certified public accountants (the “Accountants”) located within the State of Texas, for resolution. Each party will promptly furnish to the Accountants such workpapers and other documents and information relating to the disputed issues as the Accountants may request and which are available to that party or its Subsidiaries (or its independent public accountants), and will be afforded the opportunity to present to the Accountants any material relating to the determination and to discuss the determination with the Accountants. Basic and the JetStar Stockholders’ Representative will use their commercially reasonable efforts to cause the Accountants to deliver a final resolution of any disputed amounts within 30 days of the date such issues were submitted to the Accountants. The Accountants shall resolve such disputed amounts based solely on the submissions of Basic and the JetStar Stockholders’ Representative, and each item or amount in dispute must be resolved so that it falls within the ranges presented to the Accountants. The determination by the Accountants of the actual Net Working Capital and/or the actual Net Debt, as set forth in a notice delivered to both parties by the Accountants will be binding and conclusive (and such amounts will be the Final Net Working Capital and the Final Net Debt for purposes of Section 2.5(b)). The party whose calculation of Net Working Capital and Net Debt (on an aggregate basis) was further from the sum of the Final Net Working Capital and Final Net Debt (as determined by the Accountants) shall pay the fees and expenses of the Accountants.
SECTION 9.8 COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together shall be deemed to be one and the same instrument.
     SECTION 9.9 HEADINGS. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.
     SECTION 9.10 INTERPRETATION. In this Agreement:
     (a) Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.
     (b) “Business Day” means any day other than a Saturday, Sunday or day on which the Federal Reserve Bank of Dallas is closed.
     (c) The words “include,” “includes” and “including” are not limiting.
     (d) The phrase “to the knowledge of” and similar phrases relating to knowledge of JetStar or Basic, as the case may be, shall mean (i) with respect to JetStar, the actual knowledge, after due inquiry, of James Collet, Paul Coscia, Caroll Newman or Clark Crosnoe, and (ii) with respect to Basic or its Subsidiaries, the actual knowledge, after due inquiry, of Kenneth V. Huseman, Alan Krenek, Nicholas Roman IV or Thomas M. Patterson.
     (e) “Material Adverse Effect” means any change, event or effect that individually or together with other changes, events or effects is materially adverse to (i) the business, assets and liabilities (taken together), results of operations, financial condition or prospects of a party and its Subsidiaries on a consolidated basis or (ii) the ability of the party to consummate the Merger or the other transactions contemplated by this Agreement or fulfill the conditions to closing set forth in Article 6, other than (in the case of clause (i) above) any change, event or effect resulting from (A) general economic, regulatory or political conditions or changes therein in the United States, including, without limitation, any acts of terrorism or any outbreak of hostilities or war, (B) changes in, or events or conditions affecting, the oil and gas service industry generally, (C) changes in the market price of Basic Common Shares (unless resulting from an event that would otherwise constitute a Basic Material Adverse Effect), (D) the announcement or pendency of the Merger or (E) changes or effects resulting from the taking of any action required to comply with the express terms of this Agreement; provided that any such change, event or effect described in clauses (A) or (B) does not affect such party in a disproportionate manner relative to other companies in the oil and gas service industry. “JetStar Material Adverse Effect” and “Basic Material Adverse Effect” mean a Material Adverse Effect with respect to JetStar and Basic, respectively.
     (f) “Permitted Liens” means (i) Liens for Taxes, assessments or other similar governmental charges (A) that are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected in the JetStar Financial Statements or (B) that are not yet due, (ii) any mechanics’, workmen’s, repairmen’s and other similar Liens arising or incurred in the ordinary course of business in respect of obligations that are not overdue, (iii) Liens affecting the properties and assets of JetStar and its Subsidiaries arising from easements, easement agreements, rights-of-way, restrictions or minor title defects (whether or not recorded) that arise in the ordinary course of business and that do not detract materially from the value of the property subject thereto or materially impair the use of the property subject thereto and (iv) Liens in respect of the indebtedness for borrowed money and capitalized lease obligations set forth on Schedule 3.18(b) of the JetStar Disclosure Letter.
     (g) “Person” or “person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or other entity or organization.
     (h) “Subsidiary” when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner.
     (i) “Tax” (including, with correlative meaning, “Taxes” and “Taxable”) means (i)(A) any net income, gross income, business and occupation, admissions, gross receipts, sales, use, value added, ad valorem, transfer, transfer gains, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, rent, recording, occupation, premium, real or personal property, intangibles, environmental or windfall profits tax, alternative or add-on minimum tax, customs duty or other tax, fee, duty, levy, impost, assessment or charge of any kind whatsoever (including but not limited to taxes assessed to or on real property and water and sewer rents relating thereto), together with (B) any interest and any penalty, addition to tax or additional amount imposed by any governmental body (domestic or foreign) (a “Tax Authority”) responsible for the imposition of any such tax; (ii) any liability for the payment of any amount of the type described in the immediately preceding clause (i) as a result of being a member of a consolidated, affiliated, unitary or combined group with any other corporation or entity at any time prior to the Closing Date; and (iii) any liability for the payment of any amount of the type described in the preceding clauses (i) or (ii) as a result of a contractual obligation to any other Person.
     (j) “Tax Return” means any report, return or other information (including any attached schedules or any amendments to such report, return, document, declaration or any other information) required to be supplied to or filed with any taxing authority or jurisdiction (foreign or domestic) with respect to any Tax, including an information return, any document with respect to or accompanying payments or estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return document, declaration or other information.
     (k) Annex I attached to this Agreement sets forth the locations of the definitions of the capitalized terms used herein.
     (l) Unless the context requires otherwise, (i) all references to Sections, Articles, Exhibits, Annexes or Schedules are to the Sections, Articles, Exhibits, Annexes or Schedules of or to this Agreement, (ii) each term defined in this Agreement has the meaning assigned to it, (iii) each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP, (iv) words in the singular include the plural and vice versa, (v) all references to $ or dollar amounts will be to lawful currency of the United States, (vi) to the extent the term “day” or “days” is used, it will mean calendar days, (vii) each pronoun stated in either the masculine, the feminine or the neuter gender shall include the masculine, feminine and neuter, (viii) the words “herein,” “hereby,” “hereof,” “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section, Article or other subdivision and (ix) the term “including” means “including, without limitation”.
     SECTION 9.11 WAIVERS. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder. The failure of any party to this Agreement to assert any of its rights under this Agreement shall not constitute a waiver of such rights.
     SECTION 9.12 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     SECTION 9.13 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they are entitled at law or in equity without the necessity of demonstrating the inadequacy of monetary damages.
     SECTION 9.14 OBLIGATION OF MERGER SUB. Whenever this Agreement requires Merger Sub (or its successors) to take any action prior to the Effective Time, such requirement shall be deemed to include an undertaking on the part of Basic to cause Merger Sub to take such action and a guarantee of the performance thereof.
     SECTION 9.15 EXTENSION; WAIVER. At any time prior to the Effective Time, each party may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements, covenants or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
     SECTION 9.16 JETSTAR STOCKHOLDERS’ REPRESENTATIVE.
     (a) A single individual (the “JetStar Stockholders’ Representative”), shall represent the holders of JetStar Shares (other than Dissenting JetStar Shares) immediately prior to the Effective Time and Cashed-Out Options (collectively, the “Former JetStar Holders”). The Stockholders’ Representative shall be appointed (and may be removed and replaced) by JetStar Investment, LLC, a Delaware limited liability company. The JetStar Stockholders’ Representative shall have the power and authority to act for all purposes under this Agreement on behalf of all of the Former JetStar Holders. The initial JetStar Stockholders’ Representative, who shall serve as such until replaced as provided herein, is Clark R. Crosnoe. Written notice of a replacement of the JetStar Stockholders’ Representative shall be given by the Person entitled to appoint such member to Basic. Each Former JetStar Holder shall be deemed at the Effective Time to have irrevocably appointed the JetStar Stockholders’ Representative as his, her or its attorney-in-fact and agent to act for such Former JetStar Holder as set forth herein. Basic and Merger Sub shall be entitled to rely on the written instructions of the JetStar Stockholders’ Representative and shall be protected from any liability of any kind for actions taken in reliance upon such written instructions.
     (b) The JetStar Stockholders’ Representative shall make its decisions and take its actions or inactions based on the JetStar Stockholders’ Representative’s determination, in its sole and absolute discretion, of what is in the best interest of the Former JetStar Holders under all circumstances. The JetStar Stockholders’ Representative shall be immune from any personal liability whatsoever with respect to actions or inactions taken or not taken on behalf of the Former JetStar Holders except for affirmative actions taken in bad faith and, to the extent an improper personal benefit is gained, for the intended personal benefit of the JetStar Stockholders’

Representative at the expense of the Former JetStar Holders. If a claim is asserted against the JetStar Stockholders’ Representative in connection with any action or inaction taken or not taken by it as agent for the Former JetStar Holders, it shall be entitled to full and complete indemnification from the Former JetStar Holders to the maximum extent permitted to a director of JetStar under the certificate of incorporation and bylaws of JetStar in existence immediately prior to the Closing. Any such amounts shall be paid from funds otherwise payable to the Former JetStar Holders under this Agreement or in connection herewith that are held by the Escrow Agent after the satisfaction of all indemnification claims made and such potential claims that may be made under Article 8. The JetStar Stockholders’ Representative shall have the right to refrain from taking any action if such person believes such funds may not be sufficient pending its request for agreements and funds from Former JetStar Holders for the provision of additional funds for such purpose and a response thereto acceptable to the JetStar Stockholders’ Representative.
     (c) Any costs or expenses incurred by the JetStar Stockholders’ Representative in his capacity as such under this Agreement, the Escrow Agreement or the Registration Rights Agreement, including reasonable fees and expenses of counsel to the JetStar Stockholders’ Representative, shall be paid (or reimbursed) from amounts due to the Former JetStar Holders from the Escrow Deposit or, in the event no amounts remaining in the Escrow Deposit are to be distributed to the former holders of JetStar Shares, from amounts (not to exceed $100,000 in the aggregate) due to Basic from the Escrow Deposit. Notwithstanding any other provisions of this Agreement, any such amounts due to the JetStar Stockholders’ Representative shall be withheld from amounts otherwise due to the Former JetStar Holders prior to distribution to such Former JetStar Holders. Basic shall instruct the Escrow Agent to pay (through advancement, reimbursement, or direct payment to a vendor) such fees and expenses, upon the reasonable request of the JetStar Stockholders’ Representative from time to time; provided that the aggregate amount of advances shall not exceed $100,000 at any time outstanding. The JetStar Stockholders’ Representative shall have the right to refrain from taking any action if such person believes such funds may not be sufficient pending its request for agreements and funds from Former JetStar Holders for the provision of additional funds for such purpose and a response thereto acceptable to the JetStar Stockholders’ Representative. The provisions of this Section 9.16(c) shall not reduce the right of the JetStar Stockholders’ Representative to recover costs and expenses incurred by the JetStar Stockholders’ Representative in connection with the defense of any Third Party Claim as contemplated by Section 8.5(c)(i).
     SECTION 9.17 NO THIRD-PARTY LIABILITY. This Agreement may only be enforced against the named parties hereto. All claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as parties hereto; and no officer, director, stockholder, employee or affiliate of any party hereto (including any person negotiating or executing this Agreement on behalf of a party hereto) shall have any liability or obligation with respect to this Agreement or with respect to any claim or cause of action (whether in contract or tort) that may arise out of or relate to this Agreement (including a representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement).

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

BASIC ENERGY SERVICES, INC.
By:	/s/ Kenneth V. Huseman
	Name:	Kenneth V. Huseman
	Title:	President

JS ACQUISITION LLC
By:	/s/ Kenneth V. Huseman
	Name:	Kenneth V. Huseman
	Title:	President

JETSTAR CONSOLIDATED HOLDINGS, INC.
By:	/s/ James C. Collet
	Name:	James C. Collet
	Title:	CEO and President

Annex I
Index of Defined Terms

Defined Term	Location in Agreement
Accountants	9.7
Action	5.10(a)
Additional Financial Statements	5.4(d)
Aggregate Option Exercise Price	2.1
Agreement	Preamble
Base Price	2.1
Basic	Preamble
Basic Common Shares	2.1
Basic Disclosure Letter	Article 4
Basic Indemnified Person	8.1
Basic Material Adverse Effect	9.10
Basic Option Plans	4.3
Basic Permits	4.5
Basic Preferred Shares	4.3
Basic Plans	5.11(b)
Basic Reports	4.7
Basic Share Price	2.1
Business Day	9.10
Cashed-Out Options	2.1
Certificate	2.2(d)
Certificate of Merger	1.3
Claim Notice	8.5(a)
Closing	1.2(a)
Closing Date	1.2(a)
Code	Recitals
Confidentiality Agreement	5.5
Deductible	8.2
Delaware Courts	9.6
Dissenting JetStar Shares	2.6
DGCL	1.1
Effective Time	1.3
Election Period	8.5(b)
Environmental Claim	2.7
Environmental Defect	2.7

Defined Term	Location in Agreement
Environmental Remediation Costs	2.7
ERISA	3.11(b)
ERISA Affiliate	3.11(a)
Escrow Agent	1.2(b)
Escrow Agreement	1.2(b)
Escrow Deposit	2.4(a)
Escrow Earnings	2.4(a)
Estimated Closing Adjustment	2.5(d)
Estimated Closing Statement	2.5(a)
Estimated Net Debt	2.5(a)
Estimated Net Debt Deficit	2.5(a)
Estimated Net Debt Excess	2.5(a)
Estimated Net Working Capital	2.5(a)
Estimated Net Working Capital Deficit	2.5(a)
Estimated Net Working Capital Excess	2.5(a)
Estimated Total Merger Consideration	2.1
Exchange Act	3.6(b)
Exchange Agent	2.3(a)
Excluded JetStar Common Shares	2.2(e)
Excluded JetStar Preferred Shares	2.2(e)
Excluded JetStar Shares	2.2(e)
Exercising Holder	2.2(b)
Final Closing Statement	2.5(b)
Final Net Debt	2.5(c)
Final Net Working Capital	2.5(c)
Former JetStar Holders	9.16(a)
Fully-Diluted JetStar Shares	2.1
GAAP	2.5(d)
HSR Act	3.6(b)
HSR Fee	5.9
Indemnified Buyer Losses	8.1
Indemnified JetStar Losses	8.3
Indemnified Party	5.10(a)
Indemnified Person	8.5
Indemnifying Person	8.5(a)
Intellectual Property	3.14(e)
JetStar	Preamble
JetStar Acquisition Proposal	5.2(a)

Defined Term	Location in Agreement
JetStar Common Share	2.2(a)
JetStar Disclosure Letter	Article 3
JetStar Financial Statements	3.7(a)
JetStar Indemnified Person	8.3
JetStar Material Adverse Effect	9.10
JetStar Material Contracts	3.18
JetStar Options	3.3
JetStar Option Plan	3.3
JetStar Permits	3.5
JetStar Plans	3.11(b)
JetStar Preferred Share	2.2(a)
JetStar Requisite Vote	3.20
JetStar Shares	2.2(a)
JetStar Stockholders’ Representative	9.16(a)
JetStar Superior Proposal	5.2(a)
JetStar Warrants	3.3
Liens	3.4
Material Adverse Effect	9.10
Merger	Recitals
Merger Sub	Preamble
Net Debt	2.5(d)
Net Working Capital	2.5(d)
Option Loan	2.2(b)
Orix	1.2(b)
Outstanding Indebtedness	3.18(b)
Partially-Diluted JetStar Shares	2.1(h)
Permitted Liens	9.10
Person	9.10
Post-Closing Statement	2.5(b)
Preliminary Total Cash Portion	2.1
Preliminary Total Stock Portion	2.1
Reallocated Total Cash Portion	2.1
Registration Rights Agreement	5.7
Regulatory Filings	3.6(b)
Reimbursement Maximum Amount	7.5
Remaining Option Holder	2.2(b)
SEC	4.7
Securities Act	3.6(b)

Defined Term	Location in Agreement
Subsidiary	9.10
Surviving Entity	1.1
Target Net Debt	2.5(a)
Target Net Working Capital	2.5(a)
Tax	9.10
Tax Audit	3.10(c)
Tax Authority	9.10
Tax Deficiency	3.10(d)
Tax Return	9.10
Termination Amount	7.5
Termination Date	5.1(a)
Third Party Claim	8.5(b)
Third Party Claim Notice	8.5(b)
Treasury Regulations	Recitals
[This Agreement as filed omits the JetStar Disclosure Letter referenced herein. In accordance with Item 601(b)(2) of Regulation S-K, the Company hereby agrees to furnish supplementally a copy of such omitted schedule to the Commission upon request.]